PROSPECTUS SUPPLEMENT NO. 6	Filed Pursuant to Rule 424(b)(3)
(To Prospectus dated May 1, 2007)	Registration No. 333-135464
$500,000,000
Allied World Assurance Company Holdings, Ltd
7.50% Senior Notes due 2016
     This Prospectus Supplement No. 6 supplements the Market-Making Prospectus, dated May 1, 2007, relating to the public offering of the issuer’s 7.50% senior notes due 2016, which closed on July 26, 2006. Goldman, Sachs & Co. is continuing to make a market in the senior notes pursuant to the Market-Making Prospectus.
     This Prospectus Supplement No. 6 is comprised of a quarterly report on Form 10-Q filed with the SEC on November 9, 2007.
     You should read this Prospectus Supplement No. 6 in conjunction with the Market-Making Prospectus. This Prospectus Supplement No. 6 updates information in the Market-Making Prospectus and, accordingly, to the extent inconsistent, the information in this Prospectus Supplement No. 6 supersedes the information contained in the Market-Making Prospectus.
     Before you invest in the issuer’s senior notes, you should read the Market-Making Prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and an investment in its senior notes. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, you may obtain a copy of the Market-Making Prospectus by calling Goldman, Sachs & Co. toll-free at 1-866-471-2526.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful and complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 6 is November 9, 2007.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-Q
(Mark One)

☑	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended: September 30, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from      ________     to       ________
Commission file number: 001-32938
ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
(Exact Name of Registrant as Specified in Its Charter)

Bermuda	98-0481737
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)
27 Richmond Road, Pembroke HM 08, Bermuda
(Address of Principal Executive Offices and Zip Code)
(441) 278-5400
(Registrant’s Telephone Number, Including Area Code)
     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☑  No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large Accelerated Filer ☐      Accelerated Filer ☐      Non-Accelerated Filer ☑
     Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐ No ☑
     The number of outstanding common shares, par value $0.03 per share, of Allied World Assurance Company Holdings, Ltd as of November 7, 2007 was 60,432,045.

PART I
FINANCIAL INFORMATION
Item 1. Financial Statements.
ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
as of September 30, 2007 and December 31, 2006
(Expressed in thousands of United States dollars, except share and per share amounts)

	As of	As of
	September 30,	December 31,
	2007	2006
ASSETS:
Fixed maturity investments available for sale, at fair value (amortized cost: 2007: $5,984,929; 2006: $5,188,379)	$6,022,625	$5,177,812
Other invested assets available for sale, at fair value (cost: 2007: $280,696; 2006: $245,657)	310,715	262,557

Total investments	6,333,340	5,440,369
Cash and cash equivalents	329,862	366,817
Restricted cash	46,903	138,223
Securities lending collateral	795,486	304,742
Insurance balances receivable	320,070	304,261
Prepaid reinsurance	178,951	159,719
Reinsurance recoverable	674,398	689,105
Accrued investment income	44,223	51,112
Deferred acquisition costs	123,932	100,326
Intangible assets	3,920	3,920
Balances receivable on sale of investments	7,951	16,545
Net deferred tax assets	3,661	5,094
Other assets	42,032	40,347

Total assets	$8,904,729	$7,620,580

LIABILITIES:
Reserve for losses and loss expenses	$3,831,962	$3,636,997
Unearned premiums	923,413	813,797
Unearned ceding commissions	30,822	23,914
Reinsurance balances payable	57,994	82,212
Securities lending payable	795,486	304,742
Balances due on purchase of investments	123,482	—
Senior notes	498,655	498,577
Accounts payable and accrued liabilities	30,140	40,257

Total liabilities	$6,291,954	$5,400,496

SHAREHOLDERS’ EQUITY:
Common shares, par value $0.03 per share, issued and outstanding 2007: 60,424,795 shares and 2006: 60,287,696 shares	1,812	1,809
Additional paid-in capital	1,839,849	1,822,607
Retained earnings	708,197	389,204
Accumulated other comprehensive income:
net unrealized gains on investments, net of tax	62,917	6,464

Total shareholders’ equity	2,612,775	2,220,084

Total liabilities and shareholders’ equity	$8,904,729	$7,620,580

See accompanying notes to the unaudited condensed consolidated financial statements.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME
for the three and nine months ended September 30, 2007 and 2006
(Expressed in thousands of United States dollars, except share and per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
REVENUES:
Gross premiums written	$276,253	$362,478	$1,245,208	$1,378,914
Premiums ceded	(56,956)	(64,462)	(281,480)	(283,057)

Net premiums written	219,297	298,016	963,728	1,095,857
Change in unearned premiums	64,362	19,743	(90,384)	(163,638)

Net premiums earned	283,659	317,759	873,344	932,219
Net investment income	76,133	61,407	222,718	178,351
Net realized investment losses	(4,196)	(9,080)	(12,161)	(24,488)

	355,596	370,086	1,083,901	1,086,082

EXPENSES:
Net losses and loss expenses	173,246	180,934	515,466	566,738
Acquisition costs	29,198	37,785	90,266	106,920
General and administrative expenses	36,050	25,640	103,685	72,218
Interest expense	9,481	9,529	28,337	23,056
Foreign exchange gain	(976)	(561)	(412)	(491)

	246,999	253,327	737,342	768,441

Income before income taxes	108,597	116,759	346,559	317,641
Income tax (recovery) expense	(362)	2,774	392	3,164

NET INCOME	108,959	113,985	346,167	314,477

Other comprehensive income
Unrealized gains on investments arising during the period net of applicable deferred income tax expense for three months 2007: ($2,637); 2006: ($1,004); and nine months 2007: ($4,929); 2006: ($348)	84,384	77,511	44,292	4,467
Reclassification adjustment for net realized investment losses included in net income	4,196	9,080	12,161	24,488

Other comprehensive income	88,580	86,591	56,453	28,955

COMPREHENSIVE INCOME	$197,539	$200,576	$402,620	$343,432

PER SHARE DATA
Basic earnings per share	$1.80	$1.95	$5.73	$5.94
Diluted earnings per share	$1.72	$1.89	$5.51	$5.76
Weighted average common shares outstanding	60,413,019	58,376,307	60,381,867	52,900,664
Weighted average common shares and common share equivalents outstanding	63,250,024	60,451,643	62,808,186	54,577,445
Dividends declared per share	$0.15	$—	$0.45	$—
See accompanying notes to the unaudited condensed consolidated financial statements.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
for the nine months ended September 30, 2007 and 2006
(Expressed in thousands of United States dollars)

			Accumulated
		Additional	Other
	Share	Paid-in	Comprehensive	Retained
	Capital	Capital	Income	Earnings	Total
December 31, 2006	$1,809	$1,822,607	$6,464	$389,204	$2,220,084
Net income	—	—	—	346,167	346,167
Dividends	—	—	—	(27,174)	(27,174)
Stock compensation plans	3	17,242	—	—	17,245
Other comprehensive income	—	—	56,453	—	56,453

September 30, 2007	$1,812	$1,839,849	$62,917	$708,197	$2,612,775

			Accumulated	Retained
		Additional	Other	Earnings
	Share	Paid-in	Comprehensive	(Accumulated
	Capital	Capital	(Loss) Income	Deficit)	Total
December 31, 2005	$1,505	$1,488,860	$(25,508)	$(44,591)	$1,420,266
Stock issuance in initial public offering	304	315,475	—	—	315,779
Net income	—	—	—	314,477	314,477
Stock compensation plans	—	15,395	—	—	15,395
Other comprehensive income	—	—	28,955	—	28,955

September 30, 2006	$1,809	$1,819,730	$3,447	$269,886	$2,094,872

See accompanying notes to the unaudited condensed consolidated financial statements.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the nine months ended September 30, 2007 and 2006
(Expressed in thousands of United States dollars)

	Nine Months Ended
	September 30,
	2007	2006
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income	$346,167	$314,477
Adjustments to reconcile net income to cash provided by operating activities:
Net realized (gains) losses on sales of investments	(25,544)	11,205
Impairment charges for other-than-temporary impairments on investments	37,705	13,283
Amortization of premiums net of accrual of discounts on fixed maturities	(3,072)	9,224
Amortization and depreciation of fixed assets	6,335	2,868
Stock compensation expense	17,333	7,938
Debt issuance expense	—	724
Amortization of discount and expenses on senior notes	316	32
Cash settlements on interest rate swaps	—	7,340
Mark to market on interest rate swaps	—	(6,896)
Insurance balances receivable	(15,809)	(88,040)
Prepaid reinsurance	(19,232)	(35,756)
Reinsurance recoverable	14,707	28,267
Accrued investment income	6,889	5,485
Deferred acquisition costs	(23,606)	(25,288)
Net deferred tax assets	1,433	2,976
Other assets	(1,965)	(6,261)
Reserve for losses and loss expenses	194,965	181,611
Unearned premiums	109,616	199,394
Unearned ceding commissions	6,908	(1,928)
Reinsurance balances payable	(24,218)	39,879
Accounts payable and accrued liabilities	(10,117)	6,868

Net cash provided by operating activities	618,811	667,402

CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchases of fixed maturity investments	(3,244,366)	(4,381,570)
Purchases of other invested assets	(124,288)	(132,002)
Sales of fixed maturity investments	2,584,697	3,489,192
Sales of other invested assets	69,836	164,787
Changes in securities lending collateral received	(490,744)	(244,012)
Purchase of fixed assets	(7,066)	(16,666)
Change in restricted cash	91,320	(9,083)

Net cash used in investing activities	(1,120,611)	(1,129,354)

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:
Dividends paid	(27,174)	—
Proceeds from the exercise of stock options	580	—
Gross proceeds from initial public offering	—	344,080
Issuance costs paid on initial public offering	—	(23,225)
Proceeds from issuance of senior notes	—	498,535
Repayment of long term debt	—	(500,000)
Debt issuance costs paid	—	(3,250)
Changes in securities lending collateral	490,744	244,012

Net cash provided by financing activities	464,150	560,152

Effect of exchange rate changes on cash and cash equivalents	695	269
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(36,955)	98,469
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	366,817	172,379

CASH AND CASH EQUIVALENTS, END OF PERIOD	$329,862	$270,848

Supplemental disclosure of cash flow information:
— Cash paid for income taxes	$2,824	$497
— Cash paid for interest expense	38,021	15,495
— Change in balance receivable on sale of investments	8,594	(66,541)
— Change in balance payable on purchase of investments	123,482	66,874

See accompanying notes to the unaudited condensed consolidated financial statements.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States dollars, except share, per share, percentage and ratio information)
1. GENERAL
     Allied World Assurance Company Holdings, Ltd (“Holdings”) was incorporated in Bermuda on November 13, 2001. Holdings, through its wholly-owned subsidiaries (collectively, the “Company”), provides property and casualty insurance and reinsurance on a worldwide basis.
     On July 11, 2006, Holdings sold 8,800,000 common shares in its initial public offering (“IPO”) at a public offering price of $34.00 per share. On July 19, 2006, Holdings sold an additional 1,320,000 common shares at $34.00 per share in connection with the exercise in full by the underwriters of their over-allotment option. In connection with the IPO, a 1-for-3 reverse stock split of Holdings’ common shares was consummated on July 7, 2006. All share and per share amounts related to common shares, warrants, options and restricted stock units (“RSUs”) included in these condensed consolidated financial statements and footnotes have been restated to reflect the reverse stock split. The reverse stock split has been retroactively applied to the Company’s condensed consolidated financial statements.
2. BASIS OF PREPARATION AND CONSOLIDATION
     These condensed consolidated financial statements include the accounts of Holdings and its subsidiaries and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and with Article 10 of Regulation S-X as promulgated by the U.S. Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, these condensed consolidated financial statements reflect all adjustments that are normal and recurring in nature and necessary for a fair presentation of financial position and results of operations as of the end of and for the periods presented. The results of operations for any interim period are not necessarily indicative of the results for a full year.
     The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant estimates reflected in the Company’s financial statements include, but are not limited to:
•	The premium estimates for certain reinsurance agreements,

•	Recoverability of deferred acquisition costs,

•	The reserve for losses and loss expenses,

•	Valuation of ceded reinsurance recoverables and

•	Determination of other-than-temporary impairment of investments.
     Intercompany accounts and transactions have been eliminated on consolidation, and all entities meeting consolidation requirements have been included in the consolidation. Certain immaterial reclassifications in the condensed consolidated statements of cash flows have been made to the prior period’s amounts to conform to the current period’s presentation.
     These unaudited condensed consolidated financial statements, including these notes, should be read in conjunction with the Company’s audited consolidated financials statements, and related notes thereto, included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006.
3. NEW ACCOUNTING PRONOUNCEMENTS
     In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“FAS”) No. 157, “Fair Value Measurements” (“FAS 157”). This statement defines fair value, establishes a framework for measuring fair value under U.S. GAAP, and expands disclosures about fair value measurements. FAS 157 applies under other accounting pronouncements that require or permit fair value measurements. FAS 157 is effective for financial statements issued for fiscal years

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Expressed in thousands of United States dollars, except share, per share, percentage and ratio information)
3. NEW ACCOUNTING PRONOUNCEMENTS — (continued)
beginning after November 15, 2007, and interim periods within those fiscal years. The Company has determined that FAS 157 will not have a material impact on its financial statements upon its adoption for the Company’s fiscal year beginning January 1, 2008.
     In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements in accordance with FASB Statement 109, “Accounting for Income Taxes.” Tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. The Company adopted the provisions of FIN 48 on January 1, 2007. The adoption of FIN 48 did not have an effect on the Company’s results of operations or financial condition as of September 30, 2007.
     In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115” (“FAS 159”). FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is expected to expand the use of fair value measurement, which is consistent with the FASB’s long-term measurement objectives for accounting for financial instruments. The fair value option established will permit all entities to choose to measure eligible items at fair value at specified election dates. An entity shall record unrealized gains and losses on items for which the fair value option has been elected through net income in the statement of operations at each subsequent reporting date. This statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company is currently evaluating the provisions of FAS 159 and its potential impact on future financial statements.
4. INVESTMENTS
     On a quarterly basis, the Company reviews the carrying value of its investments to determine if a decline in value is considered to be other than temporary. This review involves consideration of several factors including: (i) the significance of the decline in value and the resulting unrealized loss position; (ii) the time period for which there has been a significant decline in value; (iii) an analysis of the issuer of the investment, including its liquidity, business prospects and overall financial position; and (iv) the Company’s intent and ability to hold the investment for a sufficient period of time for the value to recover. The identification of potentially impaired investments involves significant management judgment that includes the determination of their fair value and the assessment of whether any decline in value is other than temporary. If the decline in value is determined to be other than temporary, then the Company records a realized loss in the statements of operations and comprehensive income in the period that it is determined.
     As of September 30, 2007, the unrealized losses from the securities held in the Company’s investment portfolio were primarily the result of rising interest rates. Following the Company’s review of the securities in its investment portfolio, 25 and 400 securities were considered to be other-than-temporarily impaired for the three and nine months ended September 30, 2007, respectively. Consequently, the Company recorded other-than-temporary impairment charges, within “net realized investment losses” on the condensed consolidated statements of operations and comprehensive income, of $25,382 and $37,705 for the three and nine months ended September 30, 2007, respectively. Included in the other-than-temporary impairment charges for the three and nine months ended September 30, 2007 was a charge of $23,915 for the Company’s investment in the Goldman Sachs Global Alpha Hedge Fund PLC. As of September 30, 2007, the Company’s basis in the fund was $57,495 and the fair value was $33,580, resulting in a loss of $23,915. The Company reviewed its carrying value of this investment in light of the significant changes in economic conditions that occurred during the third quarter of 2007, which included sub-prime mortgage exposure, tightening of credit spreads and overall market volatility. These economic conditions caused the fair value of this investment to decline. Although the Company has no immediate plans to sell its investment in the fund, it is difficult to determine when recovery will occur, and as such, the Company recorded an other-than-temporary impairment charge. The remaining other-than-temporary charges were solely due to changes in interest rates.
     The Company recorded other-than-temporary impairment charges, within “net realized investment losses” on the condensed consolidated statements of operations and comprehensive income, of $8,351 and $13,283 for the three and nine months ended September 30, 2006, respectively.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Expressed in thousands of United States dollars, except share, per share, percentage and ratio information)
4. INVESTMENTS — (continued)
     The following table summarizes the market value of those investments in an unrealized loss position for periods less than and greater than 12 months:

	September 30, 2007		December 31, 2006
		Gross		Gross
	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses
Less than 12 months
U.S. Government and Government agencies	$18,628	$(58)	$381,989	$(2,961)
Non U.S. Government and Government agencies	70,108	(475)	51,330	(620)
Corporate	793,555	(8,046)	545,902	(3,115)
Mortgage backed	1,091,855	(9,696)	856,533	(6,243)
Asset backed	73,932	(62)	—	—

	$2,048,078	$(18,337)	$1,835,754	$(12,939)

More than 12 months
U.S. Government and Government agencies	$203,709	$(965)	$338,072	$(6,645)
Non U.S. Government and Government agencies	23,703	(289)	515	(9)
Corporate	45,491	(326)	316,526	(4,527)
Mortgage backed	14,983	(100)	389,761	(4,121)
Asset backed	—	—	107,049	(456)

	$287,886	$(1,680)	$1,151,923	$(15,758)

	$2,335,964	$(20,017)	$2,987,677	$(28,697)

     On June 30, 2007, the Company sold its shares in the Goldman Sachs Liquid Trading Opportunities Fund Offshore, Ltd. (the “LTO Fund”). At the time of sale, the LTO Fund had a cost of $45,493 and an estimated fair value of $45,977. The gain on the sale amounted to $484, which has been included in “net realized investment losses” in the condensed consolidated statements of operations and comprehensive income for the nine months ended September 30, 2007.
     On August 20, 2007, the Company invested $50,000 in the Goldman Sachs Global Equity Opportunities Fund, PLC. This fund seeks to achieve attractive total returns through both capital appreciation and current returns in the global equity market. The fund allows for monthly liquidity with a 15-day notification period.
     On August 29, 2007, the Company invested $15,000 in the Goldman Sachs Liquidity Partners 2007 Offshore, L.P. with a total commitment amount of $30,000. The partnership seeks to achieve attractive total returns through both capital appreciation and current returns from a portfolio of investments in publicly-traded and privately-held securities and/or derivative instruments primarily in the fixed income market. The partnership allows for liquidity after the term of the partnership, which is generally until December 31, 2010 unless the term of the partnership is extended at the option of the general partner for up to three additional one-year periods.
5. DEBT AND FINANCING ARRANGEMENTS
     On July 21, 2006, the Company issued $500,000 aggregate principal amount of 7.50% Senior Notes due August 1, 2016 (“Senior Notes”), with interest on the Senior Notes payable on August 1 and February 1 of each year, commencing on February 1, 2007. The Senior Notes were offered by the underwriters at a price of 99.71% of their principal amount, providing an effective yield to investors of 7.54%. The Company used a portion of the proceeds from the Senior Notes to repay the outstanding amount of the existing credit agreement as well as to provide additional capital to its subsidiaries and for other general corporate purposes. As of September 30, 2007, the fair value of the Senior Notes as published by Bloomberg was 104.89% of their principal amount, or $524,500, providing an effective yield of 6.75%.
     The Senior Notes can be redeemed by the Company prior to maturity subject to payment of a “make-whole” premium. The Company has no current expectations of calling the Senior Notes prior to maturity. The Senior Notes contain certain covenants that include: (i) limitations on liens on stock of designated subsidiaries; (ii) limitation as to the disposition of stock of designated subsidiaries; and (iii) limitations on mergers, amalgamations, consolidations or sale of assets.
     Events of default include: (i) the default in the payment of any interest or principal on any outstanding notes, and the continuance of such default for a period of 30 days; (ii) the default in the performance, or breach, of any of the covenants in the indenture (other

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Expressed in thousands of United States dollars, except share, per share, percentage and ratio information)
5. DEBT AND FINANCING ARRANGEMENTS — (continued)
than a covenant added solely for the benefit of another series of debt securities) and continuance of such default or breach for a period of 60 days after the Company has received written notice specifying such default or breach; and (iii) certain events of bankruptcy, insolvency or reorganization. Where an event of default occurs and is continuing, either the trustee of the Senior Notes or the holders of not less than 25% in principal amount of the Senior Notes may have the right to declare that all unpaid principal amounts and accrued interest then outstanding be due and payable immediately.
6. INCOME TAXES
     Certain subsidiaries of Holdings file U.S. federal income tax returns and various U.S. state income tax returns, as well as income tax returns in the United Kingdom (“U.K.”) and Ireland. Holdings’ Bermuda subsidiaries currently do not file tax returns in Bermuda. The tax years open to examination by the U.S. Internal Revenue Service for the U.S. subsidiaries are the fiscal years from 2003 to the present. The tax years open to examination by the Inland Revenue for the U.K. branches are fiscal years from 2005 to the present. The Company began operations in Ireland with the incorporation of Allied World Assurance Company (Europe) Limited on September 25, 2002, and remains subject to examinations by the Irish Revenue Commissioners for all years since the date of incorporation. To the best of the Company’s knowledge, there are no examinations pending by the U.S. Internal Revenue Service, the Inland Revenue or the Irish Revenue Commissioners.
     On January 1, 2007, the Company adopted the provisions of FIN 48. As a result of the implementation of FIN 48, the Company did not record any unrecognized tax benefits or expenses. Management has deemed all material tax provisions to have a greater than 50% likelihood of being sustained based on technical merits if challenged. The Company will recognize interest accrued related to unrecognized tax benefits in “interest expense” and penalties in “general and administrative expenses” in the condensed consolidated statements of operations and comprehensive income. The Company has not recorded any interest or penalties during the three and nine month periods ended September 30, 2007 and 2006 and has not accrued any payment of interest and penalties as of September 30, 2007 and December 31, 2006.
     The Company does not expect any material unrecognized tax benefits within 12 months of January 1, 2007.
7. SHAREHOLDERS’ EQUITY
a) Authorized shares
     The authorized share capital of Holdings as of September 30, 2007 and December 31, 2006 was $10,000.
     The issued share capital consists of the following:

	September 30,	December 31,
	2007	2006
Common shares issued and fully paid, par value $0.03 per share	60,424,795	60,287,696

Share capital at end of period	$1,812	$1,809

     As of September 30, 2007, there were outstanding 32,542,229 voting common shares and 27,882,566 non-voting common shares.
b) Dividends
     The Company paid quarterly dividends of $0.15 per common share on each of April 5, 2007, June 14, 2007 and September 13, 2007, payable to shareholders of record on March 20, 2007, May 29, 2007 and August 28, 2007, respectively.
8. EMPLOYEE BENEFIT PLANS
a) Employee option plan
     In 2001, the Company implemented the Allied World Assurance Company Holdings, Ltd 2001 Employee Warrant Plan, which was subsequently amended and restated and renamed the Allied World Assurance Company Holdings, Ltd Amended and Restated 2001 Employee Stock Option Plan (the “Plan”). The Plan was converted into a stock option plan as part of the IPO and the warrants that were previously granted thereunder were converted to options and remain outstanding with the same exercise price and

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Expressed in thousands of United States dollars, except share, per share, percentage and ratio information)
8. EMPLOYEE BENEFIT PLANS — (continued)
a) Employee option plan — (continued)
vesting period. Under the Plan, up to 2,000,000 common shares of Holdings may be issued. These options are exercisable in certain limited conditions, expire after ten years, and generally vest pro-rata over four years from the date of grant. During the period from November 13, 2001 to December 31, 2002, the exercise price of the options issued was $24.27 per share, after giving effect to the extraordinary dividend mentioned below. The exercise prices of options issued subsequent to December 31, 2002 and prior to the IPO were based on the per share book value of the Company. In accordance with the Plan, the exercise prices of the options issued prior to the declaration of the extraordinary dividend in March 2005 were reduced by the per share value of the dividend declared. The exercise price of options issued subsequent to the IPO are determined by the compensation committee of the Board of Directors but shall not be less than 100% of the fair market value of the common shares of Holdings on the date the option award is granted.

	Nine Months Ended	Year Ended
	September 30, 2007	December 31, 2006
Outstanding at beginning of period	1,195,990	1,036,322
Granted	256,650	179,328
Exercised	(179,290)	(10,118)
Forfeited	(35,257)	(9,542)

Outstanding at end of period	1,238,093	1,195,990

Weighted average exercise price per option	$30.99	$27.59
     The following table summarizes the exercise prices for outstanding employee stock options as of September 30, 2007.

		Weighted Average			Intrinsic Value
	Options	Remaining		Options	on Options
Exercise Price Range	Outstanding	Contractual Life		Exercisable	Exercisable
$23.61 - $26.94	413,999	4.70	years	413,999	$11,446
$28.08 - $31.47	391,777	7.43		189,540	4,236
$31.77 - $35.01	182,167	7.45		89,004	1,698
$41.00 - $43.50	227,150	9.49		—	—
$45.93 - $47.07	23,000	9.66		—	—

	1,238,093			692,543	$17,380

     Prior to the second quarter of 2006, the calculation of the compensation expense associated with the options had been made by reference to the book value per share of the Company as of the end of each period, and was deemed to be the difference between such book value per share and the exercise price of the individual options. The book value of the Company approximated its fair value. The use of a fair value other than the book value was first implemented for the period ended June 30, 2006. The fair value of each option outstanding at June 30, 2006 was determined using the Black-Scholes option-pricing model. Although the IPO was subsequent to June 30, 2006, the best estimate of the fair value of the common shares at that time was the IPO price of $34.00 per share. This amount was used in the model for June 30, 2006, and the Plan was accounted for as a “liability plan” in accordance with FAS No. 123(R) “Share Based Payment” (“FAS 123(R)”). The compensation expense recorded for the three and nine months ended September 30, 2006 includes a one-time expense of $2,582, which is the difference between the fair value of the options using the Black-Scholes option-pricing model and the amount previously expensed.
     The combined amendment to the Plan and the IPO constituted a “modification” to the Plan in accordance with FAS 123(R). The modification to the Plan qualifies it as an “equity plan” in accordance with FAS 123(R) and as such, associated liabilities at the time of the modification have been, and future compensation expense will be, included in “additional paid-in capital” on the condensed consolidated balance sheets.
     Assumptions used in the option-pricing model for the options revalued at the time of the IPO, and for those issued subsequent to the IPO are as follows:

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Expressed in thousands of United States dollars, except share, per share, percentage and ratio information)
8. EMPLOYEE BENEFIT PLANS — (continued)
a) Employee option plan — (continued)

			Options granted
	Options revalued	Options granted after	during the nine
	as part of the IPO	the IPO and prior to	months ended
	July 11, 2006	December 31, 2006	September 30, 2007
Expected term of option	6.25 years	6.25 years	6.25 years
Weighted average risk-free interest rate	5.11%	4.64%	4.61%
Expected volatility	23.44%	23.68%	22.88%
Dividend yield	1.50%	1.50%	1.50%
Weighted average fair value on grant date	$11.08	$11.34	$12.07
     There is limited historical data available for the Company to base the expected term of the options. As these options are considered to have standard characteristics, the Company has used the simplified method to determine the expected life as set forth in the SEC’s Staff Accounting Bulletin 107. Likewise, as the Company became a public company in July 2006, there is limited historical data available to it on which to base the volatility of its common shares. As such, the Company used the average of five volatility statistics from comparable companies in order to derive the volatility values above. The Company has assumed a nil forfeiture rate in determining the compensation expense. This assumption implies that all outstanding options are expected to fully vest over the vesting periods.
     Compensation expense of $620 and $62 relating to the options has been recognized in “general and administrative expenses” in the Company’s condensed consolidated statements of operations and comprehensive income for the three months ended September 30, 2007 and 2006, respectively. Compensation expense of $1,936 and $2,643 relating to the options has been recognized in “general and administrative expenses” in the Company’s condensed consolidated statements of operations and comprehensive income for the nine months ended September 30, 2007 and 2006, respectively. As of September 30, 2007 and December 31, 2006, the Company has recorded in “additional paid-in capital” on the condensed consolidated balance sheets amounts of $11,296 and $9,349, respectively, in connection with all options granted.
     As of September 30, 2007, there was $5,250 of total unrecognized compensation expense related to unvested options granted under the Plan. This expense is expected to be recognized over a weighted-average period of 1.6 years. The total intrinsic value of options exercised during the nine months ended September 30, 2007 was $3,460.
b) Stock incentive plan
     On February 19, 2004, the Company implemented the Allied World Assurance Holdings, Ltd 2004 Stock Incentive Plan, which was subsequently amended and restated and renamed the Allied World Assurance Company Holdings, Ltd Amended and Restated 2004 Stock Incentive Plan (the “Stock Incentive Plan”). The Stock Incentive Plan provides for grants of restricted stock, RSUs, dividend equivalent rights and other equity-based awards. A total of 2,000,000 common shares may be issued under the Stock Incentive Plan. To date only RSUs have been granted. These RSUs generally vest in the fourth or fifth year from the original grant date, or pro-rata over four years from the date of the grant.

	Nine Months Ended	Year Ended
	September 30, 2007	December 31, 2006
Outstanding RSUs at beginning of period	704,372	127,163
RSUs granted	186,558	586,708
RSUs fully vested	(35,312)	(1,666)
RSUs forfeited	(33,168)	(7,833)

Outstanding RSUs at end of period	822,450	704,372

     For those RSUs outstanding at the time of the amendment, the modification to the Stock Incentive Plan required a revaluation of the RSUs based on the fair market value of the common shares at the time of the IPO. The vesting period remained the same. Subsequent to the IPO, compensation expense for the RSUs is based on the fair market value per common share of the Company as of the respective grant dates and is recognized over the vesting period. The modification of the Stock Incentive Plan changed the accounting from a liability plan to an equity plan in accordance with FAS 123(R). As such, all accumulated amounts due under the Stock Incentive Plan were transferred to “additional paid-in capital” on the condensed consolidated balance sheet.
     Compensation expense of $1,990 and $1,230 relating to the issuance of the RSUs has been recognized in “general and

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Expressed in thousands of United States dollars, except share, per share, percentage and ratio information)
8. EMPLOYEE BENEFIT PLANS — (continued)
b) Stock incentive plan — (continued)
administrative expenses” in the Company’s condensed consolidated statements of operations and comprehensive income for the three months ended September 30, 2007 and 2006, respectively. Likewise, compensation expense of $5,836 and $2,384 relating to the issuance of RSUs has been recognized in “general and administrative expenses” in the Company’s condensed consolidated statements of operations and comprehensive income for the nine months ended September 30, 2007 and 2006, respectively.
     As of September 30, 2007 and December 31, 2006, the Company has recorded $10,765 and $5,031, respectively, in “additional paid-in capital” on the condensed consolidated balance sheets in connection with the RSUs awarded. As of September 30, 2007, there was $20,496 of total unrecognized compensation expense related to unvested RSUs awarded. This expense is expected to be recognized over a weighted-average period of 3.1 years.
c) Long-term incentive plan
     On May 22, 2006, the Company implemented the Long-Term Incentive Plan (“LTIP”), which provides for performance based equity awards to key employees in order to promote the long-term growth and profitability of the Company. Each award represents the right to receive a number of common shares in the future, based upon the achievement of established performance criteria during the applicable three-year performance period. A total of 2,000,000 common shares may be issued under the LTIP. To date, 590,834 of these performance based equity awards have been granted. The awards granted in 2007 and 2006 will vest after the fiscal year ending December 31, 2009 and 2008, respectively, subject to the achievement of the performance conditions and terms of the LTIP.

	Nine Months Ended	Year Ended
	September 30, 2007	December 31, 2006
Outstanding LTIP awards at beginning of period	228,334	—
LTIP awards granted	392,500	228,334
LTIP awards subjected to accelerated vesting	(30,000)	—
LTIP awards forfeited	—	—

Outstanding LTIP awards at end of period	590,834	228,334

     Compensation expense of $2,960 and $970 relating to the LTIP has been recognized in “general and administrative expenses” in the Company’s condensed consolidated statements of operations and comprehensive income for the three months ended September 30, 2007 and 2006, respectively. Compensation expense of $9,561 and $2,911 has been included in “general and administrative expenses” in the Company’s condensed consolidated statements of operations and comprehensive income for the nine months ended September 30, 2007 and 2006, respectively. The compensation expense for the LTIP is based on the fair market value of the Company’s common shares at the time of grant. For 2006, the Company’s IPO price per share of $34.00 was used. The LTIP is deemed to be an equity plan and as such, $13,442 and $3,882 has been included in “additional paid-in capital” on the condensed consolidated balance sheets as of September 30, 2007 and December 31, 2006, respectively. As of September 30, 2007, there was $23,103 of total unrecognized compensation expense related to unvested LTIP awards. This expense is expected to be recognized over a weighted-average period of 1.9 years.
     In calculating the compensation expense, and in the determination of share equivalents for the purpose of calculating diluted earnings per share, it is estimated that the maximum performance goals as set by the LTIP are likely to be achieved over the performance period. The performance period for the LTIP awards issued in 2007 and 2006 is defined as the three consecutive fiscal-year periods beginning January 1, 2007 and 2006, respectively. The expense is recognized over the performance period.
     The total compensation expense of $5,570 and $2,262 relating to the stock options, RSUs and LTIP has been recognized in “general and administrative expenses” in the Company’s condensed consolidated statements of operations and comprehensive income for the three months ended September 30, 2007 and 2006, respectively. The total compensation expense of $17,334 and $7,938 relating to the stock options, RSUs and LTIP has been recognized in “general and administrative expenses” in the Company’s condensed consolidated statements of operations and comprehensive income for the nine months ended September 30, 2007 and 2006, respectively.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Expressed in thousands of United States dollars, except share, per share, percentage and ratio information)
9. EARNINGS PER SHARE
     The following table sets forth the comparison of basic and diluted earnings per share:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
Basic earnings per share Net income	$108,959	$113,985	$346,167	$314,477
Weighted average common shares outstanding	60,413,019	58,376,307	60,381,867	52,900,664

Basic earnings per share	$1.80	$1.95	$5.73	$5.94

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
Diluted earnings per share
Net income	$108,959	$113,985	$346,167	$314,477
Weighted average common shares outstanding	60,413,019	58,376,307	60,381,867	52,900,664
Share equivalents:
Warrants and options	2,053,905	1,227,768	1,776,360	1,225,745
RSUs	391,907	619,234	370,878	349,554
LTIP awards	391,193	228,334	279,081	101,482

Weighted average common shares and common share equivalents outstanding — diluted	63,250,024	60,451,643	62,808,186	54,577,445

Diluted earnings per share	$1.72	$1.89	$5.51	$5.76

     For the three-month period ended September 30, 2007, all common share equivalents, consisting of warrants issued to certain of the Company’s founding shareholders and stock options, RSU and LTIP awards were considered dilutive and have been included in the calculation of the diluted earnings per share. For the nine-month period ended September 30, 2007, a weighted average of 7,778 employee stock options were considered antidilutive and were therefore excluded from the calculation of the diluted earnings per share.
     For the three and nine-month periods ended September 30, 2006, all common share equivalents, consisting of warrants issued to certain of the Company’s founding shareholders and stock options, RSU and LTIP awards were considered dilutive and have been included in the calculation of the diluted earnings per share.
10. LEGAL PROCEEDINGS
     On April 4, 2006, a complaint was filed in the U.S. District Court for the Northern District of Georgia (Atlanta Division) by a group of several corporations and certain of their related entities in an action entitled New Cingular Wireless Headquarters, LLC et al, as plaintiffs, against certain defendants, including Marsh & McLennan Companies, Inc., Marsh Inc. and Aon Corporation, in their capacities as insurance brokers, and 78 insurers, including Holdings’ insurance subsidiary in Bermuda, Allied World Assurance Company, Ltd.
     The action generally relates to broker defendants’ placement of insurance contracts for plaintiffs with the 78 insurer defendants. Plaintiffs maintain that the defendants used a variety of illegal schemes and practices designed to, among other things, allocate customers, rig bids for insurance products and raise the prices of insurance products paid by the plaintiffs. In addition, plaintiffs allege that the broker defendants steered policyholders’ business to preferred insurer defendants. Plaintiffs claim that as a result of these practices, policyholders either paid more for insurance products or received less beneficial terms than the competitive market would have produced. The eight counts in the complaint allege, among other things, (i) unreasonable restraints of trade and conspiracy in violation of the Sherman Act, (ii) violations of the Racketeer Influenced and Corrupt Organizations Act, or RICO, (iii) that broker defendants breached their fiduciary duties to plaintiffs, (iv) that insurer defendants participated in and induced this alleged breach of fiduciary duty, (v) unjust enrichment, (vi) common law fraud by broker defendants and (vii) statutory and consumer fraud under the laws of certain U.S. states. Plaintiffs seek equitable and legal remedies, including injunctive relief, unquantified consequential and punitive damages, and treble damages under the Sherman Act and RICO. On October 16, 2006, the Judicial Panel on Multidistrict Litigation ordered that the litigation be transferred to the U.S. District Court for the District of New Jersey for inclusion in the coordinated or consolidated pretrial proceedings occurring in that court. Neither Allied World Assurance Company, Ltd nor any of the other defendants have responded to the complaint. Written discovery has begun but has not been completed. As a result of the court granting motions to dismiss in the related putative class action proceeding, prosecution of this case is currently stayed and the

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Expressed in thousands of United States dollars, except share, per share, percentage and ratio information)
10. LEGAL PROCEEDINGS — (continued)
court is deciding whether to extend the current stay during the pendency of an appeal filed by the class action plaintiffs with the Third Circuit Court of Appeals. While this matter is in an early stage, it is not possible to predict its outcome, the Company does not, however, currently believe that the outcome will have a material adverse effect on the Company’s operations or financial position.
11. SEGMENT INFORMATION
     The determination of reportable segments is based on how senior management monitors the Company’s underwriting operations. The Company measures the results of its underwriting operations under three major business categories, namely property insurance, casualty insurance and reinsurance. All product lines fall within these classifications.
     The property segment includes the insurance of physical property and energy-related risks. These risks generally relate to tangible assets and are considered “short-tail” in that the time from a claim being advised to the date when the claim is settled is relatively short. The casualty segment includes the insurance of general liability risks, professional liability risks and healthcare risks. Such risks are “long-tail” in nature since the emergence and settlement of a claim can take place many years after the policy period has expired. The reinsurance segment includes any reinsurance of other companies in the insurance and reinsurance industries. The Company writes reinsurance on both a treaty and facultative basis.
     Responsibility and accountability for the results of underwriting operations are assigned by major line of business on a worldwide basis. Because the Company does not manage its assets by segment, investment income, interest expense and total assets are not allocated to individual reportable segments.
     Management measures results for each segment on the basis of the “loss and loss expense ratio”, “acquisition cost ratio”, “general and administrative expense ratio” and the “combined ratio”. The “loss and loss expense ratio” is derived by dividing net losses and loss expenses by net premiums earned. The “acquisition cost ratio” is derived by dividing acquisition costs by net premiums earned. The “general and administrative expense ratio” is derived by dividing general and administrative expenses by net premiums earned. The “combined ratio” is the sum of the loss and loss expense ratio, the acquisition cost ratio and the general and administrative expense ratio.
     The following table provides a summary of the segment results for the three and nine months ended September 30, 2007 and 2006.

Three Months Ended September 30, 2007	Property	Casualty	Reinsurance	Total
Gross premiums written	$60,192	$122,212	$93,849	$276,253
Net premiums written	32,400	92,917	93,980	219,297
Net premiums earned	44,246	114,977	124,436	283,659
Net losses and loss expenses	(29,271)	(71,369)	(72,606)	(173,246)
Acquisition costs	811	(2,927)	(27,082)	(29,198)
General and administrative expenses	(8,421)	(17,876)	(9,753)	(36,050)

Underwriting income	7,365	22,805	14,995	45,165
Net investment income				76,133
Net realized investment losses				(4,196)
Interest expense				(9,481)
Foreign exchange gain				976

Income before income taxes				$108,597

Loss and loss expense ratio	66.2%	62.1%	58.4%	61.1%
Acquisition cost ratio	(1.8)%	2.5%	21.8%	10.3%
General and administrative expense ratio	19.0%	15.6%	7.8%	12.7%

Combined ratio	83.4%	80.2%	88.0%	84.1%

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Expressed in thousands of United States dollars, except share, per share, percentage and ratio information)
11. SEGMENT INFORMATION — (continued)

Three Months Ended September 30, 2006	Property	Casualty	Reinsurance	Total
Gross premiums written	$88,150	$144,576	$129,752	$362,478
Net premiums written	40,855	127,893	129,268	298,016
Net premiums earned	46,576	135,186	135,997	317,759
Net losses and loss expenses	(28,917)	(78,979)	(73,038)	(180,934)
Acquisition costs	373	(7,301)	(30,857)	(37,785)
General and administrative expenses	(6,273)	(12,894)	(6,473)	(25,640)

Underwriting income	11,759	36,012	25,629	73,400
Net investment income				61,407
Net realized investment losses				(9,080)
Interest expense				(9,529)
Foreign exchange gain				561

Income before income taxes				$116,759

Loss and loss expense ratio	62.1%	58.4%	53.7%	56.9%
Acquisition cost ratio	(0.8)%	5.4%	22.7%	11.9%
General and administrative expense ratio	13.5%	9.6%	4.8%	8.1%

Combined ratio	74.8%	73.4%	81.2%	76.9%

Nine Months Ended September 30, 2007	Property	Casualty	Reinsurance	Total
Gross premiums written	$318,520	$435,492	$491,196	$1,245,208
Net premiums written	137,479	335,182	491,067	963,728
Net premiums earned	137,055	363,101	373,188	873,344
Net losses and loss expenses	(70,285)	(222,644)	(222,537)	(515,466)
Acquisition costs	374	(13,998)	(76,642)	(90,266)
General and administrative expenses	(24,341)	(49,894)	(29,450)	(103,685)

Underwriting income	42,803	76,565	44,559	163,927
Net investment income				222,718
Net realized investment losses				(12,161)
Interest expense				(28,337)
Foreign exchange gain				412

Income before income taxes				$346,559

Loss and loss expense ratio	51.3%	61.3%	59.6%	59.0%
Acquisition cost ratio	(0.3)%	3.9%	20.5%	10.3%
General and administrative expense ratio	17.8%	13.7%	7.9%	11.9%

Combined ratio	68.8%	78.9%	88.0%	81.2%

Nine Months Ended September 30, 2006	Property	Casualty	Reinsurance	Total
Gross premiums written	$374,830	$475,074	$529,010	$1,378,914
Net premiums written	152,808	414,812	528,237	1,095,857
Net premiums earned	141,633	400,488	390,098	932,219
Net losses and loss expenses	(86,965)	(258,993)	(220,780)	(566,738)
Acquisition costs	2,631	(23,575)	(85,976)	(106,920)
General and administrative expenses	(18,233)	(35,873)	(18,112)	(72,218)

Underwriting income	39,066	82,047	65,230	186,343
Net investment income				178,351
Net realized investment losses				(24,488)
Interest expense				(23,056)
Foreign exchange gain				491

Income before income taxes				$317,641

Loss and loss expense ratio	61.4%	64.7%	56.6%	60.8%
Acquisition cost ratio	(1.9)%	5.9%	22.0%	11.5%
General and administrative expense ratio	12.9%	8.9%	4.7%	7.7%

Combined ratio	72.4%	79.5%	83.3%	80.0%

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Expressed in thousands of United States dollars, except share, per share, percentage and ratio information)
11. SEGMENT INFORMATION — (continued)
     The following table shows an analysis of the Company’s net premiums written by geographic location of the Company’s subsidiaries for the three and nine months ended September 30, 2007 and 2006. All inter-company premiums have been eliminated.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
Bermuda	$156,166	$217,657	$749,248	$841,782
United States	34,529	41,341	91,642	112,981
Europe	28,602	39,018	122,838	141,094

Total net premiums written	$219,297	$298,016	$963,728	$1,095,857

12. SUBSEQUENT EVENT
     On November 7, 2007, the Company declared a quarterly dividend of $0.18 per common share, payable on December 20, 2007 to shareholders of record on December 4, 2007.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.
     The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our condensed consolidated financial statements and related notes included elsewhere in this Form 10-Q. References in this Form 10-Q to the terms “we,” “us,” “our,” “our company,” “the company” or other similar terms mean the consolidated operations of Allied World Assurance Company Holdings, Ltd and its subsidiaries, unless the context requires otherwise. References in this Form 10-Q to the term “Holdings” means Allied World Assurance Company Holdings, Ltd only.
Note on Forward-Looking Statement
     This Form 10-Q and other publicly available documents may include, and our officers and representatives may from time to time make, projections concerning financial information and statements concerning future economic performance and events, plans and objectives relating to management, operations, products and services, and assumptions underlying these projections and statements. These projections and statements are forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 and are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. These projections and statements may address, among other things, our strategy for growth, product development, financial results and reserves. Actual results and financial condition may differ, possibly materially, from these projections and statements and therefore you should not place undue reliance on them. Factors that could cause our actual results to differ, possibly materially, from those in the specific projections and statements are discussed throughout this Management’s Discussion and Analysis of Financial Condition and Results of Operations and in “Risk Factors” in Item 1A. of Part I of our 2006 Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission (“SEC”) on March 19, 2007. We are under no obligation (and expressly disclaim any such obligation) to update or revise any forward-looking statement that may be made from time to time, whether as a result of new information, future developments or otherwise.
Overview
Our Business
     We write a diversified portfolio of property and casualty insurance and reinsurance lines of business internationally through our insurance subsidiaries or branches based in Bermuda, the United States, Ireland and the United Kingdom. We manage our business through three operating segments: property, casualty and reinsurance. As of September 30, 2007, we had $8.9 billion of total assets, $2.6 billion of shareholders’ equity and $3.1 billion of total capital, which includes shareholders’ equity and senior notes.
     During the three months ended September 30, 2007, there were no significant catastrophic events that materially impacted our financial condition or results of operations. However, we continued to see rate declines and increased competition across all of our operating segments. We believe increased competition has principally resulted from increased capacity in the insurance and reinsurance marketplaces. We believe the trend of increased capacity and decreasing rates will continue during the remainder of 2007 and into 2008. Given this trend, we continue to be selective in the insurance policies and reinsurance contracts we underwrite. Our consolidated gross premiums written decreased by $86.2 million, or 23.8%, for the three months ended September 30, 2007 compared to the three months ended September 30, 2006, and our consolidated gross premiums written decreased by $133.7 million, or 9.7%, for the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006. Our net income for the three months ended September 30, 2007 decreased by $5.0 million, or 4.4%, to $109.0 million compared to $114.0 million for the three months ended September 30, 2006. Net income for the three months ended September 30, 2007 included net investment income of $76.1 million compared to $61.4 million for the three months ended September 30, 2006. Our net income for the nine months ended September 30, 2007 increased $31.7 million, or 10.1%, to $346.2 million compared to $314.5 million for the nine months ended September 30, 2006. Net income for the nine months ended September 30, 2007 included net investment income of $222.7 million compared to $178.4 million for the nine months ended September 30, 2006.
Market Outlook
     The following is a summary of what we believe to be the current market trends in each of our operating segments:
     Property Segment. Competition is increasing but we believe margins are still attractive for catastrophe-exposed business even though rates are lower than they were in 2006. We would expect to continue to see lower rates for catastrophe-exposed business given the benign level of windstorm activity in the United States through the nine months ended September 30, 2007.

     Casualty Segment. Competition is increasing and rates continue to decline. On average, rates on renewal business for all our casualty lines are down approximately 10% to 15% from the prior period. We are beginning to notice some pressure on insurance policy terms and conditions, but overall they are satisfactory.
     Reinsurance Segment. For our casualty reinsurance business, there is softening of the underlying pricing that may cause us to shift to providing less pro-rata reinsurance coverage and more excess-of-loss reinsurance coverage, where we believe market opportunities are more attractive. The U.S. property market, particularly catastrophe reinsurance business, is relatively stable and continues to offer opportunities. The property market internationally is experiencing weaker pricing.
     Property Catastrophe Risk Tolerance. During the three months ended September 30, 2007, we redefined our risk tolerance relating to property catastrophe events. For our direct property and property reinsurance business, we seek to manage our risk exposure so that our probable maximum loss for a single catastrophic event, after all applicable reinsurance, in any “one-in-250 year” event could be up to approximately 20% of our total capital.
Relevant Factors
Revenues
     We derive our revenues primarily from premiums on our insurance policies and reinsurance contracts, net of any reinsurance or retrocessional coverage purchased. Insurance and reinsurance premiums are a function of the amounts and types of policies and contracts we write, as well as prevailing market prices. Our prices are determined before our ultimate costs, which may extend far into the future, are known.
     In addition, our revenues include income generated from our investment portfolio, consisting of net investment income and net realized gains or losses. Investment income is principally derived from interest and dividends earned on investments, partially offset by investment management fees and fees paid to our custodian bank.
Expenses
     Our expenses consist largely of net losses and loss expenses, acquisition costs and general and administrative expenses. Net losses and loss expenses incurred are comprised of three main components:
•	losses paid, which are actual cash payments to insureds, net of recoveries from reinsurers;

•	outstanding loss or case reserves, which represent management’s best estimate of the likely settlement amount for known claims, less the portion that can be recovered from reinsurers; and

•	reserves for losses incurred but not reported, or “IBNR”, which are reserves established by us for claims that are not yet reported but can reasonably be expected to have occurred based on industry information, management’s experience and actuarial evaluation. The portion recoverable from reinsurers is deducted from the gross estimated loss.
     Acquisition costs are comprised of commissions, brokerage fees and insurance taxes. Commissions and brokerage fees are usually calculated as a percentage of premiums and depend on the market and line of business. Acquisition costs are reported after (1) deducting commissions received on ceded reinsurance, (2) deducting the part of acquisition costs relating to unearned premiums and (3) including the amortization of previously deferred acquisition costs.
     General and administrative expenses include personnel expenses including stock-based compensation charges, rent expense, professional fees, information technology costs and other general operating expenses. We are experiencing increases in general and administrative expenses resulting from additional staff, increased stock-based compensation expense, increased rent expense for our new Bermuda premises and additional amortization expense for building-related and infrastructure expenditures. We believe the trend of increased general and administrative expenses will continue during the remainder of 2007 and into 2008.

Ratios
     Management measures results for each segment on the basis of the “loss and loss expense ratio,” “acquisition cost ratio,” “general and administrative expense ratio,” “expense ratio” (acquisition cost ratio and general and administrative expense ratio combined) and the “combined ratio.” Because we do not manage our assets by segment, investment income, interest expense and total assets are not allocated to individual reportable segments. General and administrative expenses are allocated to segments based on various factors, including staff count and each segment’s proportional share of gross premiums written.
Critical Accounting Policies
     It is important to understand our accounting policies in order to understand our financial position and results of operations. Our condensed consolidated financial statements reflect determinations that are inherently subjective in nature and require management to make assumptions and best estimates to determine the reported values. If events or other factors cause actual results to differ materially from management’s underlying assumptions or estimates, there could be a material adverse effect on our financial condition or results of operations. We believe that some of the more critical judgments in the areas of accounting estimates and assumptions that affect our financial condition and results of operations are related to reserves for losses and loss expenses, reinsurance recoverables, premiums and acquisition costs and other-than-temporary impairment of investments. For a detailed discussion of our critical accounting policies, please refer to our Annual Report on Form 10-K for the year ended December 31, 2006 filed with the SEC. There were no material changes in the application of our critical accounting estimates subsequent to that report, except as discussed below.
Reserve for Losses and Loss Expenses
     The reserve for losses and loss expenses is comprised of two main elements: outstanding loss reserves, also known as “case reserves” and reserves for IBNR. Outstanding loss reserves relate to known claims and represent management’s best estimate of the likely loss settlement. There is a significant amount of estimation involved in determining the likely loss payment. IBNR reserves require substantial judgment because they relate to unreported events that, based on industry information, management’s experience and actuarial evaluation, can reasonably be expected to have occurred and are reasonably likely to result in a loss to our company. IBNR also includes a provision for the development of losses that are known to have occurred, but for which a specific amount has not yet been reported. IBNR may also include a provision for estimated development of known case reserves.
     The reserve for IBNR is estimated by management for each line of business based on various factors, including underwriters’ expectations about loss experience, actuarial analysis, comparisons with the results of industry benchmarks and loss experience to date. Our actuaries employ generally accepted actuarial methodologies to determine estimated ultimate loss reserves.
     Reserves for losses and loss expenses as of September 30, 2007 and December 31, 2006 were comprised of the following:

	As of	As of
	September 30,	Dec. 31,
	2007	2006
	($ in millions)
Case reserves	$991.1	$935.2
IBNR	2,840.9	2,701.8

Reserve for losses and loss expenses	3,832.0	3,637.0
Reinsurance recoverable	(674.4)	(689.1)

Net reserve for losses and loss expenses	$3,157.6	$2,947.9

     Estimating reserves for our property segment relies primarily on traditional loss reserving methodologies, utilizing selected paid and reported loss development factors. In property lines of business, claims are generally reported and paid within a relatively short period of time (“shorter tail lines”) during and following the policy coverage period. This generally enables us to determine with greater certainty our estimate of ultimate losses and loss expenses.
     Our casualty segment includes general liability risks, healthcare and professional liability risks. Our average attachment points for these lines are high, making reserving for these lines of business more difficult than shorter tail lines. Claims may be reported or settled several years after the coverage period has terminated (“longer tail lines”). We establish a case reserve when sufficient information is gathered to make a reasonable estimate of the liability, which often requires a significant amount of information and time. Due to the lengthy reporting pattern of these casualty lines, reliance is placed on industry benchmarks of expected loss ratios and reporting patterns in addition to our own experience.

     Our reinsurance segment is comprised of shorter tail lines similar to our property segment and longer tail lines similar to our casualty segment. Our reinsurance treaties are reviewed individually, based upon individual characteristics and loss experience emergence.
     Loss reserves on assumed reinsurance have unique features that make them more difficult to estimate. Reinsurers have to rely upon the cedents and reinsurance intermediaries to report losses in a timely fashion. Reinsurers must rely upon cedents to price the underlying business appropriately. Reinsurers have less predictable loss emergence patterns than direct insurers, particularly when writing excess of loss treaties. We establish loss reserves upon receipt of advice from a cedent that a reserve is merited. Our claims staff may establish additional loss reserves where, in their judgment, the amount reported by a cedent is potentially inadequate.
     For excess of loss treaties, cedents generally are required to report in timely fashion losses that either exceed 50% of the retention, have a reasonable probability of exceeding the retention or meet serious injury reporting criteria. All reinsurance claims that are reserved are reviewed at least every six months. For proportional treaties, cedents are required to give a periodic statement of account, generally monthly or quarterly. These periodic statements typically include information regarding written premiums, earned premiums, unearned premiums, ceding commissions, brokerage amounts, applicable taxes, paid losses and outstanding losses. They can be submitted 60 to 90 days after the close of the reporting period. Some proportional treaties have specific language regarding earlier notice of serious claims.
     Reinsurance generally has a greater time lag than direct insurance in the reporting of claims. The time lag is caused by the claim first having to be reported to the cedent, then the intermediary (such as a broker) and finally the reinsurer. This lag can be up to six months or longer in certain cases. There is also a time lag because the insurer may not be required to report claims to the reinsurer until certain reporting criteria are met. In some instances this could be several years, while a claim is being litigated. We use reporting factors from the Reinsurance Association of America to adjust for time lags. We also use historical treaty-specific reporting factors when applicable. Loss and premium information are entered into our reinsurance system by our claims department and our accounting department.
     We record the individual case reserves sent to us by the cedents through reinsurance intermediaries. Individual claims are reviewed by our reinsurance claims department and adjusted as deemed appropriate. The loss data received from reinsurance intermediaries is checked for reasonableness and for any known events. The loss listings are reviewed during routine claim audits.
     The expected loss ratios that we assign to each treaty are based upon analysis and modeling performed by a team of actuaries. The historical data reviewed by the team of pricing actuaries is considered in setting the reserves for all treaty years with each cedent. The historical data in the submissions is matched against our carried reserves for our historical treaty years.
     Loss reserves do not represent an exact calculation of liability. Rather, loss reserves are estimates of what we expect the ultimate resolution and administration of claims will cost. These estimates are based on actuarial and statistical projections and on our assessment of currently available data, as well as estimates of future trends in claims severity and frequency, judicial theories of liability and other factors. Loss reserve estimates are refined as experience develops and as claims are reported and resolved. In addition, the relatively long periods between when a loss occurs and when it may be reported to our claims department for our casualty insurance and reinsurance lines of business also increase the uncertainties of our reserve estimates in such lines.
     We utilize a variety of standard actuarial methods in our analysis. The selections from these various methods are based on the loss development characteristics of the specific line of business. For lines of business with extremely long reporting periods such as casualty reinsurance, we may rely more on an expected loss ratio method (as described below) until losses begin to develop. The actuarial methods we utilize include:
     Paid Loss Development Method. We estimate ultimate losses by calculating past paid loss development factors and applying them to exposure periods with further expected paid loss development. The paid loss development method assumes that losses are paid at a consistent rate. It provides an objective test of reported loss projections because paid losses contain no reserve estimates. In some circumstances, paid losses for recent periods may be too varied for accurate predictions. For many coverages, claim payments are made very slowly and it may take years for claims to be fully reported and settled. These payments may be unreliable for determining future loss projections because of shifts in settlement patterns or because of large settlements in the early stages of development. Choosing an appropriate “tail factor” to determine the amount of payments from the latest development period to the ultimate development period may also require considerable judgment, especially for coverages that have long payment patterns. As we have limited payment history, we have had to supplement our loss development patterns with other methods.
     Reported Loss Development Method. We estimate ultimate losses by calculating past reported loss development factors and applying them to exposure periods with further expected reported loss development. Since reported losses include payments and case reserves, changes in both of these amounts are incorporated in this method. This approach provides a larger volume of data to estimate ultimate losses than the paid loss development method. Thus, reported loss patterns may be less varied than paid loss patterns, especially for coverages that have historically been paid out over a long period of time but for which claims are reported relatively early and case loss reserve estimates established. This method assumes that reserves have been established using consistent practices over the historical period that is reviewed. Changes in claims handling procedures, large claims or significant numbers of claims of an unusual nature may cause results to be too varied for accurate forecasting. Also, choosing an appropriate “tail factor” to determine the change in reported loss from that latest development period to the ultimate development period may require considerable judgment. As we have limited reported history, we have had to supplement our loss development patterns with appropriate benchmarks.
     Expected Loss Ratio Method. To estimate ultimate losses under the expected loss ratio method, we multiply earned premiums by an expected loss ratio. The expected loss ratio is selected utilizing industry data, historical company data and professional judgment. This method is particularly useful for new insurance companies or new lines of business where there are no historical losses or where past loss experience is not credible.
     Bornhuetter-Ferguson Paid Loss Method. The Bornhuetter-Ferguson paid loss method is a combination of the paid loss development method and the expected loss ratio method. The amount of losses yet to be paid is based upon the expected loss ratios. These expected loss ratios are modified to the extent paid losses to date differ from what would have been expected to have been paid based upon the selected paid loss development pattern. This method avoids some of the distortions that could result from a large development factor being applied to a small base of paid losses to calculate ultimate losses. This method will react slowly if actual loss ratios develop differently because of major changes in rate levels, retentions or deductibles, the forms and conditions of reinsurance coverage, the types of risks covered or a variety of other changes.
     Bornhuetter-Ferguson Reported Loss Method. The Bornhuetter-Ferguson reported loss method is similar to the Bornhuetter-Ferguson paid loss method with the exception that it uses reported losses and reported loss development factors.
     During 2007, we adjusted our reliance on actuarial methods utilized for certain lines of business and loss years within our casualty segment from using a blend of the Bornhuetter-Ferguson reported loss method and the expected loss ratio method to using only the Bornhuetter-Ferguson reported loss method. Placing greater reliance on more responsive actuarial methods for certain lines of business and loss years within our casualty segment is a natural progression as we mature as a company and gain sufficient historical experience of our own that allows us to further refine our estimate of the reserve for losses and loss expenses. We believe utilizing only the Bornhuetter-Ferguson reported loss method for older loss years will more accurately reflect the reported loss activity we have had thus far in our ultimate loss ratio selections, and will better reflect how the ultimate losses will develop over time. We will continue to utilize the expected loss ratio method for the most recent loss years until we have sufficient historical experience to utilize other acceptable actuarial methodologies.
     We expect that the trend of placing greater reliance on more responsive actuarial methods, for example from the expected loss ratio method to the Bornhuetter-Ferguson reported loss method, to continue as both (1) our loss years mature and become more statistically reliable and (2) as we build databases of our internal loss development patterns. In this instance, the expected loss ratio remains a key assumption as the Bornhuetter-Ferguson methods rely upon an expected loss ratio selection and a loss development pattern selection.
     While management believes that our case reserves and IBNR are sufficient to cover losses assumed by us there can be no assurance that losses will not deviate from our reserves, possibly by material amounts. The methodology of estimating loss reserves is periodically reviewed to ensure that the assumptions made continue to be appropriate. To the extent actual reported losses exceed estimated losses, the carried estimate of the ultimate losses will be increased (i.e., unfavorable reserve development), and to the extent actual reported losses are less than our expectations, the carried estimate of ultimate losses will be reduced (i.e., favorable reserve development). We record any changes in our loss reserve estimates and the related reinsurance recoverables in the periods in which they are determined.

Results of Operations
     The following table sets forth our selected consolidated statement of operations data for each of the periods indicated.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
	($ in millions)
Gross premiums written	$276.3	$362.5	$1,245.2	$1,378.9

Net premiums written	219.3	298.0	963.7	1,095.9

Net premiums earned	283.7	317.8	873.3	932.2
Net investment income	76.1	61.4	222.7	178.4
Net realized investment losses	(4.2)	(9.1)	(12.1)	(24.5)

	$355.6	$370.1	$1,083.9	$1,086.1

Net losses and loss expenses	$173.2	$180.9	$515.5	$566.7
Acquisition costs	29.2	37.8	90.2	106.9
General and administrative expenses	36.1	25.7	103.7	72.2
Interest expense	9.5	9.5	28.3	23.1
Foreign exchange gain	(1.0)	(0.6)	(0.4)	(0.5)

	$247.0	$253.3	$737.3	$768.4

Income before income taxes	$108.6	$116.8	$346.6	$317.7
Income tax (recovery) expense	(0.4)	2.8	0.4	3.2

Net income	$109.0	$114.0	$346.2	$314.5

Ratios
Loss and loss expense ratio	61.1%	56.9%	59.0%	60.8%
Acquisition cost ratio	10.3	11.9	10.3	11.5
General and administrative expense ratio	12.7	8.1	11.9	7.7
Expense ratio	23.0	20.0	22.2	19.2
Combined ratio	84.1	76.9	81.2	80.0
Comparison of Three Months Ended September 30, 2007 and 2006
Premiums
     Gross premiums written decreased by $86.2 million, or 23.8%, for the three months ended September 30, 2007 compared to the three months ended September 30, 2006. The decrease in gross premiums written was primarily the result of the following:
•	The non-renewal of business that did not meet our underwriting requirements (which included pricing and/or policy terms and conditions), increased competition and decreasing rates for new and renewal business in each of our operating segments. In particular, our reinsurance segment did not write any property industry loss warranties (“ILWs”) contracts during the three months ended September 30, 2007 compared to three property ILWs contracts for gross premiums written of $9.4 million during the three months ended September 30, 2006. The reduction in property ILW contracts written was due to pricing terms that did not meet our underwriting requirements.

•	A reduction in the amount of upward adjustments on estimated reinsurance premiums. Net upward adjustments on estimated reinsurance premiums were lower by approximately $9.7 million during the three months ended September 30, 2007 compared to the three months ended September 30, 2006. As our historical experience develops, we may have fewer or smaller adjustments to our estimated premiums.

•	The timing of renewal of one casualty reinsurance treaty, which previously renewed in the third quarter of 2006 for $19.2 million, but was renewed in the second quarter of 2007 for $23.1 million.

•	We reduced the amount of gross premiums written in our energy line of business by $11.4 million, or 38.8%, in response to market conditions.

     The table below illustrates our gross premiums written by geographic location for the three months ended September 30, 2007 and 2006.

	Three Months
	Ended September 30,
			Dollar	Percentage
	2007	2006	Change	Change
		($ in millions)
Bermuda	$181.2	$248.9	$(67.7)	(27.2)%
Europe	43.2	62.0	(18.8)	(30.3)
United States	51.9	51.6	0.3	0.6

	$276.3	$362.5	$(86.2)	(23.8)%

     The decrease in gross premiums written by our Bermuda office was primarily the result of the non-renewal of business that did not meet our underwriting requirements (which included pricing and/or terms and conditions), increased competition and decreasing rates for new and renewal business. Also causing lower gross premiums written for our Bermuda office was the casualty reinsurance treaty, which previously renewed in the third quarter of 2006, but was renewed in the second quarter of 2007; the reduction in property ILWs contracts written; and the reduction in the amount of upward adjustments on estimated reinsurance premiums, discussed above. The decline in gross premiums written for our European office was primarily due to the reduction in energy business discussed above. Our U.S. offices recorded a modest increase in gross premiums written, despite the increased competition and rate decreases. The increase was a result of increased marketing efforts during 2007.
     Net premiums written decreased by $78.7 million, or 26.4%, for the three months ended September 30, 2007 compared to the three months ended September 30, 2006, a higher percentage decrease than that of gross premiums written due to increased reinsurance utilization. The difference between gross and net premiums written is the cost to us of purchasing reinsurance, both on a proportional and a non-proportional basis, including the cost of property catastrophe reinsurance coverage. We ceded 20.6% of gross premiums written for the three months ended September 30, 2007 compared to 17.8% for the same period in 2006. The increase in the cession ratio was primarily due to higher cessions in our casualty segment. We increased the percentage ceded on our general casualty business and began to cede a portion of our healthcare business and professional liability business during 2007. We increased the amount we cede as we have been able to obtain adequate protection at cost-effective levels while reducing the overall volatility of our insurance operations.
     Net premiums earned decreased by $34.1 million, or 10.7%, for the three months ended September 30, 2007 compared to the three months ended September 30, 2006. The reduction in net premiums earned was caused by lower net premiums written for each of our operating segments during 2007 compared to 2006.
     We evaluate our business by segment, distinguishing between property insurance, casualty insurance and reinsurance. The following chart illustrates the mix of our business on both a gross premiums written and net premiums earned basis.

	Gross		Net
	Premiums Written		Premiums Earned
	Three Months Ended September 30,
	2007	2006	2007	2006
Property	21.8%	24.3%	15.6%	14.7%
Casualty	44.2	39.9	40.5	42.5
Reinsurance	34.0	35.8	43.9	42.8
     Our mix of business, on a gross premiums written basis, was more heavily weighted to casualty for the three months ended September 30, 2007 compared to the three months ended September 30, 2006 as this segment had a smaller percentage decline than property and reinsurance. The percentage of property net premiums earned was considerably less than for gross premiums written because we cede a larger portion of our property business compared to casualty and reinsurance.
Net Investment Income and Realized Gains/Losses
     Net investment income increased by $14.7 million, or 23.9%, for the three months ended September 30, 2007 compared to the three months ended September 30, 2006. The increase was primarily the result of increased interest rates and an approximate 16.1% increase in the market value of the average aggregate invested assets for the three months ended September 30, 2007 compared to the three months ended September 30, 2006. Our aggregate invested assets grew due to positive operating cash flows and appreciation in the market value of the portfolio. Investment management fees of $1.6 million and $1.3 million were incurred during the three months ended September 30, 2007 and 2006, respectively.

     The annualized period book yield of the investment portfolio for the three months ended September 30, 2007 and 2006 was 4.7% and 4.4%, respectively. The increase in yield was primarily the result of increases in prevailing market interest rates over the past year. We continue to maintain a conservative investment posture. As of September 30, 2007, approximately 99% of our fixed income investments (which included individually held securities and securities held in a high-yield bond fund) consisted of investment grade securities. The average credit rating of our fixed income portfolio was AA as rated by Standard & Poor’s and Aa2 as rated by Moody’s Investors Service (“Moody’s”), with an average duration of approximately 3.2 years as of September 30, 2007.
     During the three months ended September 30, 2007, we recognized $4.2 million in net realized losses on investments, which included (i) a write-down of approximately $25.4 million related to declines in the market value of securities in our available for sale portfolio that were considered to be other than temporary and (ii) net realized gains from the sale of securities of $21.2 million. Included in the other-than-temporary impairment charge for the three months ended September 30, 2007 was a charge of $23.9 million for our investment in the Goldman Sachs Global Alpha Hedge Fund PLC. As of September 30, 2007, our basis in the fund was $57.5 million and the fair value was $33.6 million, resulting in a loss of $23.9 million. We reviewed our carrying value of the investment in light of the significant changes in economic conditions that occurred during the third quarter of 2007, which included sub-prime mortgage exposure, tightening of credit spreads and overall market volatility. These economic conditions caused the fair value of our investment to decline. Although we have no immediate plans to sell our investment in the fund, it is difficult to determine when recovery will occur, and as such, we recorded an other-than-temporary impairment charge. The remaining write-downs of $1.5 million were solely due to changes in interest rates. Comparatively, during the three months ended September 30, 2006, we recognized $9.1 million in net realized losses on investments, which included a write-down of approximately $8.4 million related to declines in the market value of securities in our available for sale portfolio that were considered to be other than temporary. The declines in market value of these securities were solely due to changes in interest rates.
 Net Losses and Loss Expenses
     Net losses and loss expenses decreased by $7.7 million, or 4.3%, for the three months ended September 30, 2007 compared to the three months ended September 30, 2006. The primary reason for the reduction in these expenses was lower net premiums earned during the three months ended September 30, 2007 compared to the three months ended September 30, 2006, partially offset by lower net favorable reserve development recognized during the three months ended September 30, 2007 compared to the three months ended September 30, 2006. Because our net exposures tend to vary with net premiums earned, lower net premiums earned will reduce the ultimate loss reserve amount, and therefore, reduce the losses and loss expenses incurred. We were not subject to any material losses from catastrophes during the three months ended September 30, 2007 and 2006. We expect that our losses from Hurricane Dean and the July 2007 U.K. flood to be $10.0 million and $12.7 million, respectively.
     We recognized net favorable reserve development related to prior years of approximately $28.5 million and $38.7 million during the three months ended September 30, 2007 and 2006, respectively. The following is a breakdown of the major factors contributing to the net favorable reserve development for the three months ended September 30, 2007:
•	We recognized net favorable reserve development of $22.5 million related to the 2005 windstorms and net favorable reserve development of $1.3 million related to the 2004 windstorms due to lower than anticipated reported loss activity over the past 12 months.

•	Net favorable reserve development of $12.4 million in our casualty segment, which primarily related to our general casualty line of business for the 2004 and 2005 loss years as a result of lower than anticipated reported loss activity.

•	Net unfavorable reserve development of $7.7 million, excluding the 2004 and 2005 windstorms, in our property segment, which was primarily the result of higher than anticipated reported loss activity in our general property line of business for loss years 2004 and 2005.
     The following is a breakdown of the major factors contributing to the $38.7 million in net favorable reserve development for the three months ended September 30, 2006:
•	Net favorable reserve development related to the 2002 and 2003 loss year business written in our casualty segment due to continued low loss emergence.

•	Net favorable reserve development related to the 2004 and 2005 loss year business written in our property segment due to continued low loss emergence.

•	Anticipated recoveries of $4.6 million on our property catastrophe reinsurance protection related to Hurricane Frances.
     The loss and loss expense ratio for the three months ended September 30, 2007 was 61.1% compared to 56.9% for the three months ended September 30, 2006. Net favorable reserve development recognized in the three months ended September 30, 2007 reduced the loss and loss expense ratio by 10.1 percentage points. Thus, the loss and loss expense ratio related to the current period’s business was 71.2%. Net favorable reserve development recognized in the three months ended September 30, 2006 reduced the loss and loss expense ratio by 12.2 percentage points. Thus, the loss and loss expense ratio related to that period’s business was 69.1%. The increase in the current year loss and loss expense ratio was primarily due to higher than expected loss activity for our European general property line of business.
     The following table shows the components of the decrease in net losses and loss expenses of $7.7 million for the three months ended September 30, 2007 from the three months ended September 30, 2006.

	Three Months Ended
	September 30,
			Dollar
	2007	2006	Change
	($ in millions)
Net losses paid	$82.7	$100.1	$(17.4)
Net change in reported case reserves	57.2	(41.0)	98.2
Net change in IBNR	33.3	121.8	(88.5)

Net losses and loss expenses	$173.2	$180.9	$(7.7)

     Net losses paid decreased by $17.4 million for the three months ended September 30, 2007 compared to the three months ended September 30, 2006. This was primarily due to lower claim payments relating to the 2004 and 2005 windstorms partially offset by increased net paid losses in our casualty segment. During the three months ended September 30, 2007, $15.5 million of net losses were paid in relation to the 2004 and 2005 windstorms compared to $44.8 million during the three months ended September 30, 2006. During the three months ended September 30, 2007, we recovered $7.2 million on our property catastrophe reinsurance protection in relation to losses paid as a result of Hurricanes Katrina and Rita compared to $11.6 million for the three months ended September 30, 2006. In our casualty segment, we paid losses on three large professional liability claims totaling approximately $13.8 million during the three months ended September 30, 2007. The increase in reported case reserves was due to several large losses reported in our casualty segment partially offset by continued payments on the 2004 and 2005 windstorms during the three months ended September 30, 2007. The decrease in IBNR was primarily due to net favorable reserve development on prior year reserves and the decrease in net premiums earned.

     The table below is a reconciliation of the beginning and ending reserves for losses and loss expenses for the three months ended September 30, 2007 and 2006. Losses incurred and paid are reflected net of reinsurance recoverables.

	Three Months Ended
	September 30,
	2007	2006
	($ in millions)
Net reserves for losses and loss expenses, July 1	$3,064.5	$2,818.3
Incurred related to:
Current period non-catastrophe	201.7	219.6
Current period property catastrophe	—	—
Prior period non-catastrophe	(4.7)	(34.1)
Prior period property catastrophe	(23.8)	(4.6)

Total incurred	$173.2	$180.9
Paid related to:
Current period non-catastrophe	7.7	4.9
Current period property catastrophe	—	—
Prior period non-catastrophe	59.5	50.4
Prior period property catastrophe	15.5	44.8

Total paid	$82.7	$100.1
Foreign exchange revaluation	2.6	(0.2)

Net reserve for losses and loss expenses, September 30	3,157.6	2,898.9
Losses and loss expenses recoverable	674.4	688.1

Reserve for losses and loss expenses, September 30	$3,832.0	$3,587.0
Acquisition Costs
     Acquisition costs decreased by $8.6 million, or 22.8%, for the three months ended September 30, 2007 compared to the three months ended September 30, 2006. Acquisition costs as a percentage of net premiums earned were 10.3% for the three months ended September 30, 2007 compared to 11.9% for the same period in 2006. The decrease in this rate was primarily due to increased commissions received on ceded reinsurance in our casualty segment, as well as a reduction in the commissions paid to IPCRe Underwriting Services Limited (“IPCUSL”) as our underwriting agency agreement with them was terminated in December 2006.
General and Administrative Expenses
     General and administrative expenses increased by $10.4 million, or 40.5%, for the three months ended September 30, 2007 compared to the same period in 2006. The following is a breakdown of the major factors contributing to the increase:
•	Salary and employee welfare costs increased approximately $5.5 million. This included an increase in stock-based compensation of $3.3 million for the three months ended September 30, 2007 compared to the three months ended September 30, 2006. We also increased our average staff count by approximately 11.9%.

•	Rent and amortization of leaseholds and furniture and fixtures increased by approximately $1.8 million, primarily related to our new offices in Bermuda and Boston.

•	Information technology costs increased by approximately $2.1 million due to the amortization of hardware and software, as well as consulting costs required as part of the development of our technological infrastructure.

•	Expenses of $1.5 million incurred in relation to the evaluation of potential business opportunities.
     Our general and administrative expense ratio was 12.7% for the three months ended September 30, 2007 compared to 8.1% for the three months ended September 30, 2006. The increase was primarily due to the factors discussed above, while net premiums earned declined.
     Our expense ratio was 23.0% for the three months ended September 30, 2007 compared to 20.0% for the three months ended September 30, 2006. The increase resulted primarily from increased general and administrative expenses, partially offset by a decrease in our acquisition costs.
Interest Expense
     Interest expense was $9.5 million for the three months ended September 30, 2007 and 2006.
Net Income
     Net income for the three months ended September 30, 2007 was $109.0 million compared to net income of $114.0 million for the three months ended September 30, 2006. The decrease was primarily the result of lower net premiums earned and increased general and administrative expenses partially offset by increased net investment income and lower net realized losses. Net income for the three months ended September 30, 2007 included a net foreign exchange gain of $1.0 million and an income tax recovery of $0.4 million. Net income for the three months ended September 30, 2006 included a net foreign exchange gain of $0.6 million and an income tax expense of $2.8 million.

   Comparison of Nine Months Ended September 30, 2007 and 2006
 Premiums
     Gross premiums written decreased by $133.7 million, or 9.7%, for the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006. The decrease in gross premiums written was primarily the result of the following:
•	The non-renewal of business that did not meet our underwriting requirements (which included pricing and/or policy terms and conditions), increased competition and decreasing rates for new and renewal business in each of our operating segments.

•	A reduction in the amount of upward adjustments on estimated reinsurance premiums. Net upward adjustments on estimated reinsurance premiums were lower by approximately $59.6 million during the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006. As our historical experience develops, we may have fewer or smaller adjustments to our estimated premiums.

•	We reduced the amount of gross premiums written in our energy line of business by $35.3 million, or 33.1%, in response to market conditions.
     The table below illustrates our gross premiums written by geographic location for the nine months ended September 30, 2007 and 2006.

	Nine Months
	Ended September 30,
			Dollar	Percentage
	2007	2006	Change	Change
	($ in millions)
Bermuda	$907.7	$1,026.7	$(119.0)	(11.6)%
Europe	196.5	216.9	(20.4)	(9.4)
United States	141.0	135.3	5.7	4.2

	$1,245.2	$1,378.9	$(133.7)	(9.7)%

     The decrease in gross premiums written by our Bermuda office was primarily the result of the non-renewal of business that did not meet our underwriting requirements (which included pricing and/or policy terms and conditions), increased competition and decreasing rates for new and renewal business. Also impacting our Bermuda office was the reduction in upward adjustments on estimated reinsurance premiums, discussed above. The decline in gross premiums written for our European office was primarily due to the reduction in energy business discussed above. Our U.S. offices recorded an increase in gross premiums written, despite the increased competition and rate decreases. The increase was a result of increased marketing efforts during 2007.
     Net premiums written decreased by $132.2 million, or 12.1%, for the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006, a higher percentage decrease than that of gross premiums written due to increased reinsurance utilization. The difference between gross and net premiums written is the cost to us of purchasing reinsurance, both on a proportional and a non-proportional basis, including the cost of property catastrophe reinsurance coverage. We ceded 22.6% of gross premiums written for the nine months ended September 30, 2007 compared to 20.5% for the same period in 2006. The higher percentage of ceded premiums written was due to the following:
•	In our casualty segment, we increased the percentage of ceded premiums on our general casualty business and began to cede a portion of our healthcare business and professional liability business. We have increased the amount we ceded as we have been able to obtain adequate protection at cost-effective levels and in order to reduce the overall volatility of our insurance operations.

•	Partially offsetting the increased cessions in our casualty segment was lower cessions in our property segment. In our property segment, we renewed our property catastrophe reinsurance treaty effective May 1, 2007 for a lower premium rate than the previous treaty, and did not renew our energy treaty, which expired June 1, 2007. Partially offsetting these reductions in the property segment was an increase in the percentage of ceded premiums on our general property treaty.

     Net premiums earned decreased by $58.9 million, or 6.3%, for the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006 as a result of lower net premiums written for each of our segments during 2007 compared to 2006. The percentage decrease in net premiums earned was lower than that of net premiums written due to the continued earning of higher net premiums that were written prior to the nine months ended September 30, 2007.
     We evaluate our business by segment, distinguishing between property insurance, casualty insurance and reinsurance. The following chart illustrates the mix of our business on a gross premiums written basis and net premiums earned basis.

	Gross		Net
	Premiums Written		Premiums Earned
	Nine Months Ended September 30,
	2007	2006	2007	2006
Property	25.6%	27.2%	15.7%	15.2%
Casualty	35.0	34.4	41.6	43.0
Reinsurance	39.4	38.4	42.7	41.8
     The percentage of casualty net premiums earned was lower during the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006 due to the increase in the amount of reinsurance utilized during 2007 than in 2006, discussed above. The percentage of property net premiums earned was considerably less than for gross premiums written because we cede a large portion of our property business compared to our casualty and reinsurance businesses.
Net Investment Income and Realized Gains/Losses
     Net investment income increased by $44.3 million, or 24.8%, for the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006. The increase was primarily the result of increased interest rates and an approximate 16.6% increase in the market value of the average aggregate invested assets from September 30, 2006 to 2007. Our aggregate invested assets grew due to positive operating cash flows and appreciation in the market value of the portfolio as well as the proceeds received from our initial public offering of common shares (“IPO”) in July 2006. Investment management fees of $4.6 million and $3.5 million were incurred during the nine months ended September 30, 2007 and 2006, respectively.
     The annualized period book yield of the investment portfolio for the nine months ended September 30, 2007 and 2006 was 4.7% and 4.3%, respectively. The increase in yield was primarily the result of increases in prevailing market interest rates over the past year. We continue to maintain a conservative investment posture. As of September 30, 2007, approximately 99% of our fixed income investments (which included individually held securities and securities held in a high-yield bond fund) consisted of investment grade securities. The average credit rating of our fixed income portfolio was AA as rated by Standard & Poor’s and Aa2 as rated by Moody’s, with an average duration of approximately 3.2 years as of September 30, 2007.
     During the nine months ended September 30, 2007, we recognized $12.1 million in net realized losses on investments, which included (i) a write-down of approximately $37.7 million related to declines in the market value of securities in our available for sale portfolio that were considered to be other than temporary and (ii) net realized gains from the sale of securities of $25.6 million. Included in the $37.7 million in write-downs was an other than temporary impairment of $23.9 million related to our investment in the Goldman Sachs Global Alpha Hedge Fund PLC. The remaining write-downs of $13.8 million were solely due to changes in interest rates. Comparatively, during the nine months ended September 30, 2006, we recognized $24.5 million in net realized losses on investments, which included a write-down of approximately $13.3 million related to declines in the market value of securities in our available for sale portfolio that were considered to be other than temporary. The declines in the market value of these securities were solely due to changes in interest rates.
     The following table shows the components of net realized investment losses.

	Nine Months Ended September 30,
	2007	2006
	($ in millions)
Net loss on investments	$(12.1)	$(24.9)
Net gain on interest rate swaps	—	0.4

Net realized investment losses	$(12.1)	$(24.5)

Net Losses and Loss Expenses
     Net losses and loss expenses decreased by $51.2 million, or 9.0%, for the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006. The primary reasons for the reduction in these expenses were higher net favorable reserve development and lower earned premiums during the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006. We were not subject to any material losses from catastrophes during the nine months ended September 30, 2007 and 2006. We expect that our losses from Hurricane Dean and the July 2007 U.K. flood to be $10.0 million and $12.7 million, respectively.
     We recognized net favorable reserve development related to prior years of approximately $87.1 million and $67.7 million during the nine months ended September 30, 2007 and 2006, respectively. The following is a breakdown of the major factors contributing to the net favorable reserve development for the nine months ended September 30, 2007:
•	Net favorable reserve development of $42.2 million for our casualty segment, which consisted of $126.5 million of favorable reserve development primarily related to low loss emergence in our professional liability and healthcare lines of business for the 2003, 2004 and 2006 loss years and low loss emergence in our general casualty business for the 2004 loss year. These favorable reserve developments were partially offset by $84.3 million of unfavorable reserve development due to higher than anticipated loss emergence in our general casualty line of business for the 2003 and 2005 loss years and our professional liability line of business for the 2002 loss year.

•	We recognized net favorable reserve development of $35.0 million related to the 2005 windstorms and net favorable reserve development of $4.0 million related to the 2004 windstorms. We recognized the net favorable reserve development for the 2004 and 2005 windstorms due to lower than anticipated reported loss activity over the past 12 months. As of September 30, 2007, we estimated our net losses related to Hurricanes Katrina, Rita and Wilma to be $420.9 million, which was a reduction from our original estimate of $456.0 million.

•	Net favorable reserve development of $2.6 million, excluding the 2004 and 2005 windstorms, for our property segment, which consisted of $28.4 million in favorable reserve development that was primarily the result of general property business actual loss emergence being lower than the initial expected loss emergence for the 2003 and 2006 loss years, partially offset by unfavorable reserve development of $25.8 million that was primarily the result of increased loss activity for our general property business for the 2004 and 2005 loss years and our energy business for the 2006 loss year.

•	Net favorable reserve development of $3.3 million, excluding the 2004 and 2005 windstorms, for our reinsurance segment related to low loss emergence in our property reinsurance lines of business for the 2004 and 2005 loss years and low loss emergence in our accident and health reinsurance line of business for the 2004 and 2005 loss years.
     The following is a breakdown of the major factors contributing to the $67.7 million in net favorable reserve development for the nine months ended September 30, 2006:
•	Net favorable reserve development related to the 2002 and 2003 loss year business written in our casualty segment due to continued low loss emergence.

•	Net favorable reserve development related to the 2004 and 2005 loss year business written in our property and reinsurance segments due to continued low loss emergence.

•	Anticipated recoveries of $4.6 million on our property catastrophe reinsurance protection related to Hurricane Frances.

     The loss and loss expense ratio for the nine months ended September 30, 2007 was 59.0% compared to 60.8% for the nine months ended September 30, 2006. Net favorable reserve development recognized in the nine months ended September 30, 2007 reduced the loss and loss expense ratio by 10.0 percentage points. Thus, the loss and loss expense ratio related to the current period’s business was 69.0%. Net favorable reserve development recognized in the nine months ended September 30, 2006 reduced the loss and loss expense ratio by 7.3 percentage points. Thus, the loss and loss expense ratio related to that period’s business was 68.1%.

     The following table shows the components of the decrease in net losses and loss expenses of $51.2 million for the nine months ended September 30, 2007 from the nine months ended September 30, 2006.

	Nine Months Ended
	September 30,
			Dollar
	2007	2006	Change
		($ in millions)
Net losses paid	$309.8	$357.7	$(47.9)
Net change in reported case reserves	54.8	(67.7)	122.5
Net change in IBNR	150.9	276.7	(125.8)

Net losses and loss expenses	$515.5	$566.7	$(51.2)

     Net losses paid have decreased by $47.9 million for the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006. This was primarily due to lower claim payments relating to the 2004 and 2005 windstorms partially offset by increased net paid losses in our casualty segment. During the nine months ended September 30, 2007, $74.5 million of net losses were paid in relation to the 2004 and 2005 windstorms compared to $197.2 million during the nine months ended September 30, 2006. During the nine months ended September 30, 2007, we recovered $25.6 million on our property catastrophe reinsurance protection in relation to losses paid as a result of Hurricanes Katrina and Rita compared to $45.2 million for the nine months ended September 30, 2006. The increase in reported case reserves was due to several large losses reported in our casualty segment partially offset by continued payments on the 2004 and 2005 windstorms during the nine months ended September 30, 2007. The decrease in IBNR for the nine months ended September 30, 2007 as compared to the nine months ended September 30, 2006 was primarily due to net favorable reserve development on prior year reserves and the decrease in net premiums earned.
     The table below is a reconciliation of the beginning and ending reserves for losses and loss expenses for the nine months ended September 30, 2007 and 2006. Losses incurred and paid are reflected net of reinsurance recoverables.

	Nine Months Ended
	September 30,
	2007	2006
	($ in millions)
Net reserves for losses and loss expenses, January 1	$2,947.9	$2,689.1
Incurred related to:
Current period non-catastrophe	602.6	634.4
Current period property catastrophe	—	—
Prior period non-catastrophe	(48.1)	(63.1)
Prior period property catastrophe	(39.0)	(4.6)

Total incurred	$515.5	$566.7
Paid related to:
Current period non-catastrophe	11.0	12.0
Current period property catastrophe	—	—
Prior period non-catastrophe	224.3	148.5
Prior period property catastrophe	74.5	197.2

Total paid	$309.8	$357.7
Foreign exchange revaluation	4.0	0.8

Net reserve for losses and loss expenses, September 30	3,157.6	2,898.9
Losses and loss expenses recoverable	674.4	688.1

Reserve for losses and loss expenses, September 30	$3,832.0	$3,587.0
Acquisition Costs
     Acquisition costs decreased by $16.7 million, or 15.6%, for the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006. Acquisition costs as a percentage of net premiums earned were 10.3% for the nine months ended September 30, 2007 compared to 11.5% for the same period in 2006. The decrease in this rate was primarily due to increased commissions received on ceded reinsurance in our casualty segment, as well as a reduction in the commissions paid to IPCUSL as our underwriting agency agreement with them was terminated in December 2006. That was partially offset by lower commissions received on ceded reinsurance in our property segment due to the non-renewal of our energy treaty that expired June 1, 2007.

General and Administrative Expenses
     General and administrative expenses increased by $31.5 million, or 43.6%, for the nine months ended September 30, 2007 compared to the same period in 2006. The following is a breakdown of the major factors contributing to this increase:
•	Salary and employee welfare costs increased approximately $17.2 million. This included an increase in stock-based compensation costs of $9.4 million for the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006. The stock-based compensation costs for the nine months ended September 30, 2006 included a one-time expense of $2.8 million related to our IPO, of which $2.6 million related to our stock options and $0.2 million related to our restricted stock units. See Note 8 of the condensed consolidated financial statements included elsewhere in this Form 10-Q. We also increased our average staff count by approximately 12.3%.

•	Rent and amortization of leaseholds and furniture and fixtures increased by approximately $4.6 million due to our new offices in Bermuda and Boston.

•	Information technology costs increased by approximately $4.4 million due to the amortization of hardware and software, as well as consulting costs required as part of the development of our technological infrastructure.

•	Expenses of $1.5 million incurred in relation to the evaluation of potential business opportunities.

•	There was also a $2.0 million reduction in the estimated early termination fee associated with the termination of an administrative service agreement with a subsidiary of AIG during the nine months ended September 30, 2006. The final termination fee of $3.0 million, which was less than the $5.0 million accrued and expensed during the year ended December 31, 2005, was agreed to and paid on April 25, 2006 and thereby reduced our general and administrative expenses for the nine months ended September 30, 2006.
     Our general and administrative expense ratio was 11.9% for the nine months ended September 30, 2007 compared to 7.7% for the nine months ended September 30, 2006. The increase was primarily due to the factors discussed above, while net premiums earned declined.
     Our expense ratio was 22.2% for the nine months ended September 30, 2007 compared to 19.2% for the nine months ended September 30, 2006. The increase resulted primarily from increased general and administrative expenses, partially offset by a decrease in our acquisition costs.
Interest Expense
     Interest expense increased $5.2 million, or 22.5%, for the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006. Interest expense incurred during the nine months ended September 30, 2007 represented three-quarters of the annual interest expense on the senior notes, which bear interest at an annual rate of 7.50%.
     Interest expense for the nine months ended September 30, 2006 included interest expense on the senior notes from July 21, 2006 to September 30, 2006 and interest expense related to our $500.0 million seven-year term loan secured in March 2005. This loan was repaid in full during the three months ended September 30, 2006, using a portion of the proceeds from both our IPO, including the exercise in full by the underwriters of their over-allotment option, and the issuance of $500.0 million aggregate principal amount of senior notes in July 2006. Interest on the term loan was based on LIBOR plus an applicable margin.
Net Income
     Net income for the nine months ended September 30, 2007 was $346.2 million compared to net income of $314.5 million for the nine months ended September 30, 2006. The increase was primarily the result of favorable prior year loss reserve development, increased net investment income, as well as lower net realized losses, which more than offset the reduction in net premiums earned and increased general and administrative expenses. Net income for the nine months ended September 30, 2007 included a net foreign exchange gain of $0.4 million and an income tax expense of $0.4 million. Net income for the nine months ended September 30, 2006 included a net foreign exchange gain of $0.5 million and an income tax expense of $3.2 million.

Underwriting Results by Operating Segments
     Our company is organized into three operating segments:
     Property Segment.  Our property segment includes the insurance of physical property and business interruption coverage for commercial property and energy-related risks. We write solely commercial coverages and focus on the insurance of primary risk layers. This means that we are typically part of the first group of insurers that cover a loss up to a specified limit.
     Casualty Segment.  Our casualty segment specializes in insurance products providing coverage for general and product liability, professional liability and healthcare liability risks. We focus primarily on insurance of excess layers, where we insure the second and/or subsequent layers of a policy above the primary layer. Our direct casualty underwriters provide a variety of specialty insurance casualty products to large and complex organizations around the world.
     Reinsurance Segment.  Our reinsurance segment includes the reinsurance of property, general casualty, professional liability, specialty lines and property catastrophe coverages written by other insurance companies. We presently write reinsurance on both a treaty and a facultative basis, targeting several niche reinsurance markets including professional liability lines, specialty casualty, property for U.S. regional insurers, accident and health and to a lesser extent marine and aviation lines.
Property Segment
     The following table summarizes the underwriting results and associated ratios for the property segment for the three and nine months ended September 30, 2007 and 2006.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
		($ in millions)
Revenues
Gross premiums written	$60.2	$88.2	$318.5	$374.8
Net premiums written	32.4	40.9	137.5	152.8
Net premiums earned	44.2	46.6	137.0	141.6
Expenses
Net losses and loss expenses	$29.3	$28.9	$70.3	$86.9
Acquisition costs	(0.8)	(0.4)	(0.4)	(2.6)
General and administrative expenses	8.4	6.3	24.3	18.2
Underwriting income	7.3	11.8	42.8	39.1
Ratios
Loss and loss expense ratio	66.2%	62.1%	51.3%	61.4%
Acquisition cost ratio	(1.8)	(0.8)	(0.3)	(1.9)
General and administrative expense ratio	19.0	13.5	17.8	12.9
Expense ratio	17.2	12.7	17.5	11.0
Combined ratio	83.4	74.8	68.8	72.4
Comparison of Three Months Ended September 30, 2007 and 2006
     Premiums.  Gross premiums written decreased by $28.0 million, or 31.7%, for the three months ended September 30, 2007 compared to the three months ended September 30, 2006. The decrease in gross premiums written was primarily the result of the non-renewal of business that did not meet our underwriting requirements (which included pricing and/or policy terms and conditions), increased competition and decreasing rates for new and renewal business. Gross premiums written for our energy line of business were also lower as a result of our decision to reduce our exposures in response to market conditions.

     The table below illustrates our gross premiums written by line of business for the three months ended September 30, 2007 and 2006.

	Three Months
	Ended September 30,
			Dollar	Percentage
	2007	2006	Change	Change
		($ in millions)
General property	$41.7	$58.8	$(17.1)	(29.1)%
Energy	18.0	29.4	(11.4)	(38.8)
Other	0.5	0.0	0.5	n/m *

	$60.2	$88.2	$(28.0)	(31.7)%

*n/m: not meaningful
     Net premiums written decreased by $8.5 million, or 20.8%, for the three months ended September 30, 2007 compared to the three months ended September 30, 2006. The decrease in net premiums written was primarily the result of lower gross premiums written during the three months ended September 30, 2007 compared to the three months ended September 30, 2006, partially offset by lower premiums ceded. Overall, we ceded 46.2% of gross premiums written for the three months ended September 30, 2007 compared to 53.7% for the three months ended September 30, 2006. The lower percentage of premiums ceded was due to the non-renewal of our energy treaty, which expired June 1, 2007, partially offset by an increased cession on our general property treaty. We did obtain reinsurance protection for certain energy lines effective September 1, 2007, which partially offset the lower percentage of premiums ceded. In addition, we purchased property catastrophe reinsurance protection on our international general property business effective September 1, 2007. Net premiums earned decreased by $2.4 million, or 5.2%, for the three months ended September 30, 2007 compared to the three months ended September 30, 2006. The decrease in net premiums earned was the result of lower net premiums written during 2007 than in 2006.
     Net losses and loss expenses.  Net losses and loss expenses increased by $0.4 million, or 1.4%, for the three months ended September 30, 2007 compared to the three months ended September 30, 2006. The increase in net losses and loss expenses was primarily the result of lower net favorable development on prior year reserves recorded during the three months ended September 30, 2007 compared to the three months ended September 30, 2006 and higher losses on current year business.
     Overall, our property segment recognized net favorable reserve development of $12.9 million during the three months ended September 30, 2007 compared to net favorable reserve development of $14.2 million for the three months ended September 30, 2006. The $12.9 million of net favorable reserve development recognized included the following:
•	We recognized net favorable development of $21.7 million related to the 2005 windstorms and net unfavorable reserve development of $1.1 million related to the 2004 windstorms. We recognized the net favorable reserve development for the 2005 windstorms due to lower than anticipated reported loss activity over the past 12 months. The unfavorable reserve development recognized related to the 2004 windstorms was due to changes to our reinsurance recoverables as more losses were fully retained by us than originally estimated.

•	Net unfavorable reserve development of $7.7 million, excluding the 2004 and 2005 windstorms, was primarily related to higher than anticipated loss activity in our general property line of business for loss years 2004 and 2005.
     The $14.2 million in net favorable reserve development recognized during the three months ended September 30, 2006 included the following:
•	Favorable reserve development related to the 2005 loss year general property business, excluding the 2005 windstorms, and the 2004 loss year energy business due to lighter than expected loss emergence.

•	Anticipated recoveries of approximately $3.4 million recognized under our property catastrophe reinsurance protection related to Hurricane Frances, as we surpassed our applicable level of loss retention.
     The loss and loss expense ratio for the three months ended September 30, 2007 was 66.2% compared to 62.1% for the three months ended September 30, 2006. Net favorable reserve development recognized in the three months ended September 30, 2007 decreased the loss and loss expense ratio by 29.2 percentage points. Thus, the loss and loss expense ratio related to the current period’s business was 95.4%. In comparison, net favorable reserve development recognized in the three months ended September 30, 2006 decreased the loss and loss expense ratio by 30.5 percentage points. Thus, the loss and expense ratio related to that period’s business was 92.6%. The current period loss ratio of 95.4% for the three months ended September 30, 2007 was primarily the result of higher than expected loss activity for our European general property line of business.
     Net paid losses for the three months ended September 30, 2007 and 2006 were $32.5 million and $52.1 million, respectively. During the three months ended September 30, 2007, $11.4 million of net losses were paid in relation to the 2004 and 2005 catastrophic windstorms compared to $17.0 million during the three months ended September 30, 2006. During the three months ended September 30, 2007, we received $4.3 million on our property catastrophe reinsurance protection in relation to losses paid as a result of Hurricanes Katrina and Rita compared to $7.0 million for the three months ended September 30, 2006.
     The table below is a reconciliation of the beginning and ending reserves for losses and loss expenses for the three months ended September 30, 2007 and 2006. Losses incurred and paid are reflected net of reinsurance recoverables.

	Three Months Ended
	September 30,
	2007	2006
	($ in millions)
Net reserves for losses and loss expenses, July 1	$375.9	$482.8
Incurred related to:
Current period non-catastrophe	42.2	43.1
Current period property catastrophe	—	—
Prior period non-catastrophe	7.7	(10.8)
Prior period property catastrophe	(20.6)	(3.4)

Total incurred	$29.3	$28.9
Paid related to:
Current period non-catastrophe	6.0	1.4
Current period property catastrophe	—	—
Prior period non-catastrophe	15.1	33.7
Prior period property catastrophe	11.4	17.0

Total paid	$32.5	$52.1
Foreign exchange revaluation	2.6	(0.2)

Net reserve for losses and loss expenses, September 30	375.3	459.4
Losses and loss expenses recoverable	416.9	474.0

Reserve for losses and loss expenses, September 30	$792.2	$933.4
     Acquisition costs.  Acquisition costs decreased by $0.4 million for the three months ended September 30, 2007 compared to the three months ended September 30, 2006. The negative acquisition cost for the three months ended September 30, 2007 and 2006 represented ceding commissions received on ceded premiums in excess of the brokerage fees and commissions paid on gross premiums written. The acquisition cost ratio decreased to negative 1.8% for the three months ended September 30, 2007 from negative 0.8% for the same period in 2006 primarily as a result of the continued earning of ceding commission income from prior periods. The factors that will determine the amount of acquisition costs going forward are the amount of brokerage fees and commissions incurred on policies we write less ceding commissions earned on reinsurance we purchase. We normally negotiate our reinsurance treaties on an annual basis, so the ceding commission rates and amounts ceded will vary from renewal period to renewal period.
     General and administrative expenses.  General and administrative expenses increased by $2.1 million, or 33.3%, for the three months ended September 30, 2007 compared to the three months ended September 30, 2006. The increase in general and administrative expenses was attributable to increased salary and related costs, including stock-based compensation, increased building-related costs and higher costs associated with information technology. The increase in the general and administrative expense ratio from 13.5% for the three months ended September 30, 2006 to 19.0% for the same period in 2007 was primarily a result of the factors discussed above, while net premiums earned declined.
Comparison of Nine Months Ended September 30, 2007 and 2006
     Premiums.  Gross premiums written decreased by $56.3 million, or 15.0%, for the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006. The decrease in gross premiums written was primarily the result of the non-renewal of business that did not meet our underwriting requirements (which included pricing and/or policy terms and conditions), increased competition and decreasing rates for new and renewal business. Offsetting the decrease in gross premiums written in our

Bermuda and European offices was an increase in gross premiums written by our U.S. offices of $6.1 million, or 14.2%, for the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006. Gross premiums written for our energy line of business were lower as a result of our decision to reduce our exposures in response to market conditions.
     The table below illustrates our gross premiums written by line of business for the nine months ended September 30, 2007 and 2006.

	Nine Months
	Ended September 30,
			Dollar	Percentage
	2007	2006	Change	Change
		($ in millions)
General property	$246.1	$266.8	$(20.7)	(7.8)%
Energy	71.2	106.5	(35.3)	(33.1)
Other	1.2	1.5	(0.3)	(20.0)

	$318.5	$374.8	$(56.3)	(15.0)%

     Net premiums written decreased by $15.3 million, or 10.0%, for the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006. This was primarily the result of lower gross premiums written and increasing the percentage of premiums ceded on our general property treaty, partially offset by lower premiums ceded on our renewed property catastrophe treaty and the non-renewal of our energy treaty, which expired June 1, 2007. We renewed our property catastrophe reinsurance treaty effective May 1, 2007 and have increased our retention on the treaty with the strengthening of our capital base and with the increased reinsurance cessions on our general property reinsurance treaty. The increased retention as well as lower rates on the property catastrophe treaty resulted in approximately $23.0 million less annual premium being paid to our reinsurers than in the prior treaty year. Overall, we ceded 56.8% of gross premiums written for the nine months ended September 30, 2007 compared to 59.2% for the nine months ended September 30, 2006. Net premiums earned decreased by $4.6 million, or 3.2%, for the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006 primarily due to lower net premiums written.
     Net losses and loss expenses.  Net losses and loss expenses decreased by $16.6 million, or 19.1%, for the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006. The decrease in net losses and loss expenses was primarily the result of higher net favorable reserve development on prior year reserves during the nine months ended September 30, 2007 than during the nine months ended September 30, 2006.
     Overall, our property segment recognized net favorable reserve development of $37.3 million during the nine months ended September 30, 2007 compared to net favorable reserve development of $20.2 million for the nine months ended September 30, 2006. The $37.3 million of net favorable reserve development included the following:
•	We recognized net favorable development of $30.4 million related to the 2005 windstorms and net favorable reserve development of $4.3 million related to the 2004 windstorms. We recognized the net favorable reserve development for the 2004 and 2005 windstorms due to less than anticipated reported loss activity over the past 12 months.

•	Net favorable reserve development of $2.6 million, excluding the 2004 and 2005 windstorms, which consisted of $28.4 million in favorable reserve development that was primarily the result of general property business actual loss emergence being lower than the initial expected loss emergence for the 2003 and 2006 loss years, partially offset by unfavorable reserve development of $25.8 million that was primarily the result of increased loss activity for our general property business for the 2004 and 2005 loss years and our energy business for the 2006 loss year.
     The $20.2 million in net favorable reserve development for the nine months ended September 30, 2006 was attributable to several factors, including:
•	Excluding the losses related to the 2005 windstorms, lighter than expected loss emergence on 2005 loss year general property business, partially offset by unfavorable reserve development on our energy business for that loss year.

•	Favorable loss emergence on 2004 loss year general property and energy business.

•	Anticipated recoveries of approximately $3.4 million recognized under our property catastrophe reinsurance protection related to Hurricane Frances, as we surpassed our applicable level of loss retention.

•	Unfavorable reserve development of $2.5 million relating to the 2005 windstorms.
     The loss and loss expense ratio for the nine months ended September 30, 2007 was 51.3% compared to 61.4% for the nine months ended September 30, 2006. Net favorable reserve development recognized in the nine months ended September 30, 2007 reduced the loss and loss expense ratio by 27.2 percentage points. Thus, the loss and loss expense ratio related to the current period’s business was 78.5%. In comparison, net favorable reserve development recognized in the nine months ended September 30, 2006 decreased the loss and loss expense ratio by 14.2 percentage points. Thus, the loss and expense ratio related to that period’s business was 75.6%. The increase in the current year loss ratio during the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006 was primarily the result of higher than expected loss activity for our European general property line of business.
     Net paid losses for the nine months ended September 30, 2007 and 2006 were $122.9 million and $172.0 million, respectively. During the nine months ended September 30, 2007, $49.9 million of net losses were paid in relation to the 2004 and 2005 windstorms compared to $78.2 million during the nine months ended September 30, 2006. During the nine months ended September 30, 2007, we received $15.4 million on our property catastrophe reinsurance protection in relation to losses paid as a result of Hurricanes Katrina and Rita compared to $26.9 million for the nine months ended September 30, 2006.
     The table below is a reconciliation of the beginning and ending reserves for losses and loss expenses for the nine months ended September 30, 2007 and 2006. Losses incurred and paid are reflected net of reinsurance recoverables.

	Nine Months Ended
	September 30,
	2007	2006
	($ in millions)
Net reserves for losses and loss expenses, January 1	$423.9	$543.7
Incurred related to:
Current period non-catastrophe	107.6	107.0
Current period property catastrophe	—	—
Prior period non-catastrophe	(2.6)	(19.2)
Prior period property catastrophe	(34.7)	(0.9)

Total incurred	$70.3	$86.9
Paid related to:
Current period non-catastrophe	9.1	4.4
Current period property catastrophe	—	—
Prior period non-catastrophe	63.9	89.4
Prior period property catastrophe	49.9	78.2

Total paid	$122.9	$172.0
Foreign exchange revaluation	4.0	0.8

Net reserve for losses and loss expenses, September 30	375.3	459.4
Losses and loss expenses recoverable	416.9	474.0

Reserve for losses and loss expenses, September 30	$792.2	$933.4
     Acquisition costs.  Acquisition costs increased by $2.2 million for the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006. The negative acquisition cost for the nine months ended September 30, 2007 and 2006 represented ceding commissions received on ceded premiums in excess of the brokerage fees and commissions paid on gross premiums written. The acquisition cost ratio increased to negative 0.3% for the nine months ended September 30, 2007 from negative 1.9% for the same period in 2006 primarily as a result of lower ceding commissions earned on reinsurance we purchased due to changes in our reinsurance programs.
     General and administrative expenses.  General and administrative expenses increased by $6.1 million, or 33.5%, for the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006. The increase in general and administrative expenses was attributable to increased salary and related costs, including stock-based compensation, increased building-related costs and higher costs associated with information technology. The increase in the general and administrative expense ratio from 12.9% for the nine months ended September 30, 2006 to 17.8% for the same period in 2007 was primarily a result of the factors discussed above, while net premiums earned declined.

Casualty Segment
     The following table summarizes the underwriting results and associated ratios for the casualty segment for the three and nine months ended September 30, 2007 and 2006.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
		($ in millions)
Revenues
Gross premiums written	$122.2	$144.6	$435.5	$475.1
Net premiums written	92.9	127.9	335.2	414.8
Net premiums earned	115.0	135.2	363.1	400.5
Expenses
Net losses and loss expenses	$71.4	$79.0	$222.6	$259.0
Acquisition costs	2.9	7.3	14.0	23.6
General and administrative expenses	17.9	12.9	49.9	35.9
Underwriting income	22.8	36.0	76.6	82.0
Ratios
Loss and loss expense ratio	62.1%	58.4%	61.3%	64.7%
Acquisition cost ratio	2.5	5.4	3.9	5.9
General and administrative expense ratio	15.6	9.6	13.7	8.9
Expense ratio	18.1	15.0	17.6	14.8
Combined ratio	80.2	73.4	78.9	79.5
Comparison of Three Months Ended September 30, 2007 and 2006
     Premiums.  Gross premiums written decreased by $22.4 million, or 15.5%, for the three months ended September 30, 2007 compared to the same period in 2006. This decrease was primarily due to the non-renewal of business that did not meet our underwriting requirements (which included pricing and/or policy terms and conditions), increased competition and decreasing rates for new and renewal business. Offsetting the decrease in gross premiums written in our Bermuda and European offices was an increase in gross premiums written by our U.S. offices of $3.1 million, or 8.7%, for the three months ended September 30, 2007 compared to the three months ended September 30, 2006 primarily due to an increase in program business written, which we commenced writing during the three months ended September 30, 2006.
     The table below illustrates our gross premiums written by line of business for the three months ended September 30, 2007 and 2006.

	Three Months
	Ended September 30,
			Dollar	Percentage
	2007	2006	Change	Change
		($ in millions)
Professional liability	$53.3	$64.3	$(11.0)	(17.1)%
General casualty	48.0	61.2	(13.2)	(21.6)
Healthcare	14.5	16.8	(2.3)	(13.7)
Other	6.4	2.3	4.1	178.3

	$122.2	$144.6	$(22.4)	(15.5)%

     Net premiums written decreased by $35.0 million, or 27.4%, for the three months ended September 30, 2007 compared to the three months ended September 30, 2006. The decrease in net premiums written was greater than the decrease in gross premiums written. This was due to an increase in reinsurance purchased on our casualty lines of business for the three months ended September 30, 2007 compared to the same period in 2006. During 2007, we increased the percentage ceded on our general casualty business and also began to cede a portion of our healthcare business and professional liability business on a variable quota share basis. We ceded 24.0% of gross premiums written for the three months ended September 30, 2007 compared to 11.5% for the three months ended September 30, 2006. Net premiums earned decreased by $20.2 million, or 14.9%. The percentage decrease was lower than that of net premiums written due to the continued earning of higher net premiums that were written prior to the three months ended September 30, 2007.

     Net losses and loss expenses.  Net losses and loss expenses decreased by $7.6 million, or 9.6%, for the three months ended September 30, 2007 compared to the three months ended September 30, 2006 primarily due to the reduction in net premiums earned. Offsetting the impact of reduced net premiums earned was lower net favorable reserve development recognized during the three months ended September 30, 2007 compared to the three months ended September 30, 2006. Overall, our casualty segment recognized net favorable reserve development of $12.4 million during the three months ended September 30, 2007 compared to net favorable reserve development of $21.0 million for the three months ended September 30, 2006.
     The net favorable reserve development of $12.4 million for the three months ended September 30, 2007 included the following:
•	Favorable reserve development of $8.8 million in our general casualty line of business primarily for the 2004 and 2005 loss years due to lower than anticipated loss activity.

•	Favorable reserve development of $2.8 million in our professional liability line of business for the 2003 loss year due to lower than anticipated loss activity.

•	Favorable reserve development of $0.8 million in our healthcare line of business for the 2002 and 2003 loss years.
     The net favorable reserve development of $21.0 million for the three months ended September 30, 2006 was primarily due to low loss emergence on the 2002 and 2003 loss year general casualty and professional liability lines of business.
     The loss and loss expense ratio for the three months ended September 30, 2007 was 62.1% compared to 58.4% for the three months ended September 30, 2006. The net favorable reserve development recognized reduced the loss and loss expense ratio by 10.8 percentage points for the three months ended September 30, 2007. Thus, the loss and loss expense ratio related to the current period’s business was 72.9%. Comparatively, the net favorable reserve development recognized decreased the loss and loss expense ratio by 15.6 percentage points for the three months ended September 30, 2006. Thus, the loss and loss expense ratio related to that period’s business was 74.0%. The decrease in the loss and loss expense ratio for the current period’s business was primarily due to lower than expected loss activity, despite the decreasing rates on new and renewal business.
     Net paid losses for the three months ended September 30, 2007 and 2006 were $21.7 million and $3.4 million, respectively. The increase in net paid losses was primarily due to paid losses on three large professional liability claims totaling approximately $13.8 million during the three months ended September 30, 2007.
     The table below is a reconciliation of the beginning and ending reserves for losses and loss expenses for the three months ended September 30, 2007 and 2006. Losses incurred and paid are reflected net of reinsurance recoverables.

	Three Months Ended
	September 30,
	2007	2006
	($ in millions)
Net reserves for losses and loss expenses, July 1	$1,782.2	$1,557.2
Incurred related to:
Current period non-catastrophe	83.8	100.0
Current period property catastrophe	—	—
Prior period non-catastrophe	(12.4)	(21.0)
Prior period property catastrophe	—	—

Total incurred	$71.4	$79.0
Paid related to:
Current period non-catastrophe	—	—
Current period property catastrophe	—	—
Prior period non-catastrophe	21.7	3.4
Prior period property catastrophe	—	—

Total paid	$21.7	$3.4
Foreign exchange revaluation	—	—

Net reserve for losses and loss expenses, September 30	1,831.9	1,632.8
Losses and loss expenses recoverable	235.9	168.2

Reserve for losses and loss expenses, September 30	$2,067.8	$1,801.0

     Acquisition costs.  Acquisition costs decreased by $4.4 million, or 60.3%, for the three months ended September 30, 2007 compared to the three months ended September 30, 2006. The decrease was primarily related to an increase in ceding commission income. Ceding commission income increased due to the increased amount of casualty reinsurance purchased during 2007. The decrease in the acquisition cost ratio from 5.4% for the three months ended September 30, 2006 to 2.5% for the three months ended September 30, 2006 was due to the increase in ceding commissions received.
     General and administrative expenses.  General and administrative expenses increased by $5.0 million, or 38.8%, for the three months ended September 30, 2006 and 2007, respectively. The increase in general and administrative expenses was attributable to increased salary and related costs, including stock-based compensation, increased building-related costs and higher costs associated with information technology. The 6.0 percentage point increase in the general and administrative expense ratio from 9.6% for the three months ended September 30, 2006 to 15.6% for the same period in 2007 was primarily a result of the factors discussed above, while net premiums earned declined.
Comparison of Nine Months Ended September 30, 2007 and 2006
     Premiums.  Gross premiums written decreased by $39.6 million, or 8.3%, for the nine months ended September 30, 2007 compared to the same period in 2006. This decrease was primarily due to the non-renewal of business that did not meet our underwriting requirements (which included pricing and/or policy terms and conditions), increased competition and decreasing rates for new and renewal business. Despite the rate decreases, our U.S. offices had only a slight reduction in gross premiums written of $0.4 million, or less than 1%, for the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006.
     The table below illustrates our gross premiums written by line of business for the nine months ended September 30, 2007 and 2006.

	Nine Months
	Ended September 30,
			Dollar	Percentage
	2007	2006	Change	Change
		($ in millions)
Professional liability	$198.6	$209.8	$(11.2)	(5.3)%
General casualty	182.2	208.5	(26.3)	(12.6)
Healthcare	44.8	54.1	(9.3)	(17.2)
Other	9.9	2.7	7.2	266.7

	$435.5	$475.1	$(39.6)	(8.3)%

     Net premiums written decreased by $79.6 million, or 19.2%, for the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006. The decrease in net premiums written was greater than the decrease in gross premiums written. This was due to an increase in reinsurance purchased on our casualty business for the nine months ended September 30, 2007 compared to the same period in 2006. We ceded 23.0% of gross premiums written for the nine months ended September 30, 2007 compared to 12.7% for the nine months ended September 30, 2006. Net premiums earned decreased by $37.4 million, or 9.3%. The percentage decrease in net premiums earned was lower than that of net premiums written due to the continued earning of higher net premiums that were written prior to the nine months ended September 30, 2007.
     Net losses and loss expenses.  Net losses and loss expenses decreased by $36.4 million, or 14.1%, for the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006 primarily due to the reduction in net premiums earned and higher net favorable reserve development recognized during the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006. Overall, our casualty segment recognized net favorable reserve development of $42.2 million during the nine months ended September 30, 2007 compared to net favorable reserve development of $37.2 million for the nine months ended September 30, 2006.
     The net favorable reserve development of $42.2 million for the nine months ended September 30, 2007 included the following:
•	Favorable reserve development of $126.5 million related to low loss emergence primarily in our professional liability and healthcare lines of business for the 2003, 2004 and 2006 loss years and general casualty line of business for the 2004 loss year.

•	Unfavorable reserve development of $84.3 million due to higher than anticipated loss emergence in our general casualty line of business for the 2003 and 2005 loss years and in our professional liability line for the 2002 loss year.
     The net favorable reserve development of $37.2 million for the nine months ended September 30, 2006 included favorable reserve development recognized primarily in light of low loss emergence on the 2002 and 2003 loss year business written in both Bermuda and Europe, which was offset partially by some unfavorable reserve development on certain claims relating to our U.S. casualty business.
     The loss and loss expense ratio for the nine months ended September 30, 2007 was 61.3% compared to 64.7% for the nine months ended September 30, 2006. The net favorable reserve development recognized decreased the loss and loss expense ratio by 11.6 percentage points for the nine months ended September 30, 2007. Thus, the loss and loss expense ratio related to the current period’s business was 72.9%. Comparatively, the net favorable reserve development recognized decreased the loss and loss expense ratio by 9.3 percentage points for the nine months ended September 30, 2006. Thus, the loss and loss expense ratio related to that period’s business was 74.0% for the nine months ended September 30, 2006. The decrease in the loss and loss expense ratio for the current period’s business was primarily due to lower than expected loss activity, despite the decreasing rates on new and renewal business.
     Net paid losses for the nine months ended September 30, 2007 and 2006 were $81.9 million and $45.3 million, respectively. The increase in net paid losses was due to several large claims being paid during the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006. The increase also reflects the maturation of this longer-tailed casualty business.
     The table below is a reconciliation of the beginning and ending reserves for losses and loss expenses for the nine months ended September 30, 2007 and 2006. Losses incurred and paid are reflected net of reinsurance recoverables.

	Nine Months Ended
	September 30,
	2007	2006
	($ in millions)
Net reserves for losses and loss expenses, January 1	$1,691.2	$1,419.1
Incurred related to:
Current period non-catastrophe	264.8	296.2
Current period property catastrophe	—	—
Prior period non-catastrophe	(42.2)	(37.2)
Prior period property catastrophe	—	—

Total incurred	$222.6	$259.0
Paid related to:
Current period non-catastrophe	—	—
Current period property catastrophe	—	—
Prior period non-catastrophe	81.9	20.3
Prior period property catastrophe	—	25.0

Total paid	$81.9	$45.3
Foreign exchange revaluation	—	—

Net reserve for losses and loss expenses, September 30	1,831.9	1,632.8
Losses and loss expenses recoverable	235.9	168.2

Reserve for losses and loss expenses, September 30	$2,067.8	$1,801.0
     Acquisition costs.  Acquisition costs decreased by $9.6 million, or 40.7%, for the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006. This decrease was primarily related to an increase in ceding commission income with the increase in casualty reinsurance purchased and lower gross premiums written. The decrease in the acquisition cost ratio from 5.9% for the nine months ended September 30, 2006 to 3.9% for the nine months ended September 30, 2007 was due to the increase in ceding commission income received.
     General and administrative expenses.  General and administrative expenses increased by $14.0 million, or 39.0%, for the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006. The increase in general and administrative expenses was attributable to increased salary and related costs, including stock-based compensation, increased building-related costs and higher costs associated with information technology. The 4.8 percentage point increase in the general and administrative expense ratio from 8.9% for the nine months ended September 30, 2006 to 13.7% for the same period in 2007 was primarily a result of the factors discussed above, while net premiums earned declined.
Reinsurance Segment
     The following table summarizes the underwriting results and associated ratios for the reinsurance segment for the three and nine months ended September 30, 2007 and 2006.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
		($ in millions)
Revenues
Gross premiums written	$93.8	$129.8	$491.2	$529.0
Net premiums written	94.0	129.3	491.1	528.2
Net premiums earned	124.4	136.0	373.2	390.1
Expenses
Net losses and loss expenses	$72.6	$73.0	$222.5	$220.8
Acquisition costs	27.1	30.9	76.6	86.0
General and administrative expenses	9.7	6.5	29.5	18.1
Underwriting income	15.0	25.6	44.6	65.2
Ratios
Loss and loss expense ratio	58.4%	53.7%	59.6%	56.6%
Acquisition cost ratio	21.8	22.7	20.5	22.0
General and administrative expense ratio	7.8	4.8	7.9	4.7
Expense ratio	29.6	27.5	28.4	26.7
Combined ratio	88.0	81.2	88.0	83.3
Comparison of Three Months Ended September 30, 2007 and 2006
     Premiums.  Gross premiums written decreased $36.0 million, or 27.7%, for the three months ended September 30, 2007 compared to the three months ended September 30, 2006. The decrease in gross premiums written was primarily the result of the following:
•	Non-renewal of business that did not meet our underwriting requirements (which included pricing and/or policy terms and conditions) and some rate decreases from increased competition for new and renewal business. In particular, we did not write any property ILW contracts during the three months ended September 30, 2007 compared to three property ILW contracts for gross premiums written of $9.4 million during the three months ended September 30, 2006. The reduction in property ILW contracts written was due to pricing terms that did not meet our underwriting requirements.

•	A reduction in the amount of upward adjustments on estimated premiums. Net upward adjustments on estimated premiums were lower by approximately $9.7 million during the three months ended September 30, 2007 compared to the three months ended September 30, 2006. As our historical experience develops, we may have fewer or smaller adjustments to our estimated premiums.

•	The renewal of one casualty reinsurance treaty, which had previously renewed in the third quarter of 2006 for $19.2 million, but was renewed in the second quarter of 2007 for $23.1 million.

•	Offsetting these decreases was new business written and an increase in our participation on other treaties where we believe the pricing and terms remained attractive.

     The table below illustrates our gross premiums written by line of business for the three months ended September 30, 2007 and 2006.

	Three Months
	Ended September 30,
			Dollar	Percentage
	2007	2006	Change	Change
	($ in millions)
Professional liability reinsurance	$45.3	$60.9	$(15.6)	(25.6)%
Property reinsurance	18.9	35.1	(16.2)	(46.2)
General casualty reinsurance	16.0	19.7	(3.7)	(18.8)
Facultative reinsurance	9.8	8.7	1.1	12.7
International reinsurance	3.5	5.5	(2.0)	(36.4)
Other	0.3	(0.1)	0.4	n/m *

	$93.8	$129.8	$(36.0)	(27.7)%

*n/m: not meaningful
     Net premiums written decreased by $35.3 million, or 27.3%, for the three months ended September 30, 2007 compared to the three months ended September 30, 2006, consistent with the decrease in gross premiums written. Net premiums earned decreased $11.6 million, or 8.5%, as a result of lower net premiums written and lower upward adjustments on estimated premiums. Adjustments on estimated premiums also impacted net premiums earned as they relate to prior years’ treaties, which have already been fully or partially earned. Premiums related to our reinsurance business earn at a slower rate than those related to our direct insurance business. Direct insurance premiums typically earn ratably over the term of a policy. Reinsurance premiums under a proportional contract are typically earned over the same period as the underlying policies, or risks, covered by the contract. As a result, the earning pattern of a proportional contract may extend up to 24 months, reflecting the inception dates of the underlying policies. Property catastrophe premiums and premiums for other treaties written on a losses occurring basis earn ratably over the term of the reinsurance contract.
     Net losses and loss expenses.  Net losses and loss expenses decreased by $0.4 million, or 0.5%, for the three months ended September 30, 2007 compared to the three months ended September 30, 2006. We recorded net favorable reserve development of approximately $3.2 million during the three months ended September 30, 2007 compared to net favorable reserve development of $3.5 million during the three months ended September 30, 2006.
     The net favorable reserve development of $3.2 million during the three months ended September 30, 2007 was related to the 2004 and 2005 windstorms. We recognized favorable reserve development of $2.4 million related to the 2004 windstorms and favorable reserve development of $0.8 million related to the 2005 windstorms.
     Comparatively, net favorable reserve development of approximately $3.4 million for the three months ended September 30, 2006 included the following:
•	Anticipated recoveries of $1.2 million under our property catastrophe reinsurance protection related to Hurricane Frances.

•	Net favorable reserve development of $2.2 million related to the 2002 and 2003 loss year business written on our behalf by IPCUSL, as loss activity slowed.
     The loss and loss expense ratio for the three months ended September 30, 2007 was 58.4% compared to 53.7% for the three months ended September 30, 2006. Net favorable reserve development recognized in the three months ended September 30, 2007 reduced the loss and loss expense ratio by 2.6 percentage points. Thus, the loss and loss expense ratio related to the current period’s business was 61.0%. In comparison, net favorable reserve development recognized in the three months ended September 30, 2006 reduced the loss and loss expense ratio by 2.5 percentage points. Thus, the loss and loss expense ratio related to that period’s business was 56.2%. The increase in the loss and loss expense ratio for the current period’s business was primarily due to our writing more casualty reinsurance business, which typically carries a higher loss ratio, than property reinsurance business.
     Net paid losses were $28.6 million for the three months ended September 30, 2007 compared to $44.6 million for the three months ended September 30, 2006. The decrease primarily reflects lower net losses paid in relation to the 2004 and 2005 windstorms from $27.8 million for the three months ended September 30, 2006 to $4.1 million for the three months ended September 30, 2007.

     The table below is a reconciliation of the beginning and ending reserves for losses and loss expenses for the three months ended September 30, 2007 and 2006. Losses incurred and paid are reflected net of reinsurance recoverables.

	Three Months Ended
	September 30,
	2007	2006
	($ in millions)
Net reserves for losses and loss expenses, July 1	$906.4	$778.3
Incurred related to:
Current period non-catastrophe	75.8	76.5
Current period property catastrophe	—	—
Prior period non-catastrophe	—	(2.3)
Prior period property catastrophe	(3.2)	(1.2)

Total incurred	$72.6	$73.0
Paid related to:
Current period non-catastrophe	1.7	3.5
Current period property catastrophe	—	—
Prior period non-catastrophe	22.8	13.3
Prior period property catastrophe	4.1	27.8

Total paid	$28.6	$44.6
Foreign exchange revaluation	—	—

Net reserve for losses and loss expenses, September 30	950.4	806.7
Losses and loss expenses recoverable	21.6	45.9

Reserve for losses and loss expenses, September 30	$972.0	$852.6
     Acquisition costs.  Acquisition costs decreased by $3.8 million, or 12.3%, for the three months ended September 30, 2007 compared to the three months ended September 30, 2006 primarily as a result of lower net premiums written. The acquisition cost ratio of 21.8% for the three-month period ended September 30, 2007 was slightly lower than the 22.7% acquisition cost ratio for the three-month period ended September 30, 2006 partially due to more contracts being written on an excess-of-loss basis and less on a proportional basis. The acquisition cost ratio also decreased because we no longer pay a 6.5% override commission to IPCUSL as our underwriting agency agreement with them was terminated in December 2006.
     General and administrative expenses.  General and administrative expenses increased by $3.2 million, or 49.2%, for the three months ended September 30, 2007 compared to the three months ended September 30, 2006. The increase was primarily the result of increased salary and related costs, including stock-based compensation costs, building and related expenses and information technology costs. The 3.0 percentage point increase in the general and administrative expense ratio from 4.8% for the three months ended September 30, 2006 to 7.8% for the same period in 2007 was primarily a result of the factors discussed above, while net premiums earned declined.
Comparison of Nine Months Ended September 30, 2007 and 2006
     Premiums.  Gross premiums written decreased by $37.8 million, or 7.1%, for the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006. The decrease in gross premiums written was primarily the result of the following:
•	A reduction in the amount of upward adjustments on estimated premiums. Net upward adjustments on estimated premiums were lower by approximately $59.6 million during the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006. Most of the reduction in the amount of upward adjustments on estimated premiums was related to our casualty reinsurance lines of business. As our historical experience develops, we may have fewer or smaller adjustments to our estimated premiums.

•	Non-renewal of business that did not meet our underwriting requirements (which included pricing and/or policy terms and conditions) and some rate decreases from increased competition for new and renewal business.

•	Offsetting these reductions was new business written and an increase in our participation on other treaties where the pricing and terms remained attractive.

     The table below illustrates our gross premiums written by line of business for the nine months ended September 30, 2007 and 2006.

	Nine Months
	Ended September 30,
			Dollar	Percentage
	2007	2006	Change	Change
	($ in millions)
Professional liability reinsurance	$192.0	$187.1	$4.9	2.6%
Property reinsurance	82.5	117.1	(34.6)	(29.5)
General casualty reinsurance	112.8	121.3	(8.5)	(7.0)
Facultative reinsurance	26.1	24.9	1.2	4.8
International reinsurance	69.7	73.7	(4.0)	(5.4)
Other	8.1	4.9	3.2	65.3

	$491.2	$529.0	$(37.8)	(7.1)%

     Net premiums written decreased by $37.1 million, or 7.0%, for the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006, which was consistent with the decrease in gross premiums written. Net premiums earned decreased $16.9 million, or 4.3%, as a result of lower net premiums written, including the reduction in the amount of upward adjustments to premium estimates.
     Net losses and loss expenses.  Net losses and loss expenses increased by $1.7 million, or 0.8%, for the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006. The increase in net losses and loss expenses was primarily due to less net favorable reserve development on prior year reserves recognized during the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006 and increased reserve for losses and loss expenses by $9.0 million related to the floods in the U.K. and Australia during June 2007. We recognized net favorable reserve development of approximately $7.7 million during the nine months ended September 30, 2007 compared to net favorable reserve development of $10.4 million for the nine months ended September 30, 2006.
     The net favorable reserve development of $7.7 million for the nine months ended September 30, 2007 was comprised of the following:
•	Favorable reserve development of $4.4 million related to the 2004 and 2005 windstorms. We recognized favorable reserve development of $4.7 million related to the 2005 windstorms and unfavorable reserve development of $0.3 million related to the 2004 windstorms.

•	Favorable reserve development of $1.6 million related to low loss emergence in our property reinsurance lines of business for the 2004 and 2005 loss years.

•	Favorable reserve development of $1.7 million related to low loss emergence in our accident and health reinsurance line of business for the 2004 and 2005 loss years.
     Comparatively, during the nine months ended September 30, 2006, we recognized $10.4 million in net favorable reserve development, which was comprised of the following:
•	Net favorable reserve development of $6.7 million primarily caused by favorable development related to the 2002 and 2003 loss year business written on our behalf by IPCUSL.

•	Net favorable reserve development related to the 2005 windstorms totaled approximately $2.5 million.

•	Anticipated recoveries of approximately $1.2 million on our property catastrophe reinsurance protection related to Hurricane Frances.
     The loss and loss expense ratio for the nine months ended September 30, 2007 was 59.6% compared to 56.6% for the nine months ended September 30, 2006. Net favorable reserve development recognized in the nine months ended September 30, 2007 reduced the loss and loss expense ratio by 2.0 percentage points. Thus, the loss and loss expense ratio related to the current period’s business was 61.6%. In comparison, net favorable reserve development recognized in the nine months ended September 30, 2006 reduced the loss and loss expense ratio by 2.6 percentage points. Thus, the loss and loss expense ratio related to that period’s business was 59.2%. The increase in the loss ratio for the current period’s business was our writing more casualty reinsurance business, which typically carries a higher loss ratio, than property reinsurance business.
     Net paid losses were $104.9 million for the nine months ended September 30, 2007 compared to $140.4 million for the nine months ended September 30, 2006. The decrease reflects lower net losses paid in relation to the 2004 and 2005 windstorms from $94.0 million for the nine months ended September 30, 2006 to $24.5 million for the nine months ended September 30, 2007. This was partially offset by an increase in our non-catastrophe net paid losses, particularly in the casualty reinsurance lines where the net losses paid increased by approximately $21.7 million. The increase in net paid losses reflects the maturation of this longer-tailed casualty business.
     The table below is a reconciliation of the beginning and ending reserves for losses and loss expenses for the nine months ended September 30, 2007 and 2006. Losses incurred and paid are reflected net of reinsurance recoverables.

	Nine Months Ended
	September 30,
	2007	2006
	($ in millions)
Net reserves for losses and loss expenses, January 1	$832.8	$726.3
Incurred related to:
Current period non-catastrophe	230.2	231.2
Current period property catastrophe	—	—
Prior period non-catastrophe	(3.3)	(6.7)
Prior period property catastrophe	(4.4)	(3.7)

Total incurred	$222.5	$220.8
Paid related to:
Current period non-catastrophe	1.8	7.7
Current period property catastrophe	—	—
Prior period non-catastrophe	78.6	38.7
Prior period property catastrophe	24.5	94.0

Total paid	$104.9	$140.4
Foreign exchange revaluation	—	—

Net reserve for losses and loss expenses, September 30	950.4	806.7
Losses and loss expenses recoverable	21.6	45.9

Reserve for losses and loss expenses, September 30	$972.0	$852.6
     Acquisition costs.  Acquisition costs decreased by $9.4 million, or 10.9%, for the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006 primarily as a result of the related decrease in net premiums earned. The acquisition cost ratio of 20.5% for the nine-month period ended September 30, 2007 was lower than the 22.0% acquisition cost ratio for the nine-month period ended September 30, 2006 partially due to more contracts being written on an excess-of-loss basis and less on a proportional basis. The acquisition cost ratio also decreased because we no longer pay a 6.5% override commission to IPCUSL as our underwriting agency agreement with them was terminated in December 2006.
     General and administrative expenses.  General and administrative expenses increased by $11.4 million, or 63.0%, for the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006. The increase was primarily the result of increased salary and related costs, including stock-based compensation costs, building and related expenses and information technology costs. The 3.2 percentage point increase in the general and administrative expense ratio from 4.7% for the nine months ended September 30, 2006 to 7.9% for the same period in 2007 was primarily a result of the factors discussed above, while net premiums earned declined.

Reserves for Losses and Loss Expenses
     Reserves for losses and loss expenses as of September 30, 2007 and December 31, 2006 were comprised of the following:

	Property		Casualty		Reinsurance		Total
	Sep. 30,	Dec. 31,	Sep. 30,	Dec. 31,	Sep. 30,	Dec. 31,	Sep. 30,	Dec. 31,
	2007	2006	2007	2006	2007	2006	2007	2006
	($ in millions)
Case reserves	$506.5	$562.2	$272.9	$175.0	$211.7	$198.0	$991.1	$935.2
IBNR	285.7	330.1	1,794.9	1,698.8	760.3	672.9	2,840.9	2,701.8

Reserve for losses and loss expenses	792.2	892.3	2,067.8	1,873.8	972.0	870.9	3,832.0	3,637.0
Reinsurance recoverables	(416.9)	(468.4)	(235.9)	(182.6)	(21.6)	(38.1)	(674.4)	(689.1)

Net reserve for losses and loss expenses	$375.3	$423.9	$1,831.9	$1,691.2	$950.4	$832.8	$3,157.6	$2,947.9

     We participate in certain lines of business where claims may not be reported for many years. Accordingly, management does not solely rely upon reported claims on these lines for estimating ultimate liabilities. As such, we also use statistical and actuarial methods to estimate expected ultimate losses and loss expenses. Loss reserves do not represent an exact calculation of liability. Rather, loss reserves are estimates of what we expect the ultimate resolution and administration of claims will cost. These estimates are based on various factors including underwriters’ expectations about loss experience, actuarial analysis, comparisons with the results of industry benchmarks and loss experience to date. Loss reserve estimates are refined as experience develops and as claims are reported and resolved. Establishing an appropriate level of loss reserves is an inherently uncertain process. Ultimate losses and loss expenses may differ from our reserves, possibly by material amounts.
     The following tables provide our ranges of loss and loss expense reserve estimates by business segment as of September 30, 2007:

	Reserve for Losses and Loss Expenses
	Gross of Reinsurance Recoverable(1)
	Carried	Low	High
	Reserves	Estimate	Estimate
	($ in millions)
Property	$792.2	$621.6	$873.3
Casualty	2,067.8	1,489.3	2,413.8
Reinsurance	972.0	703.3	1,143.6

	Reserve for Losses and Loss Expenses
	Net of Reinsurance Recoverable(1)
	Carried	Low	High
	Reserves	Estimate	Estimate
	($ in millions)
Property	$375.3	$287.9	$428.3
Casualty	1,831.9	1,317.8	2,141.5
Reinsurance	950.4	700.3	1,136.9

(1)	For statistical reasons, it is not appropriate to add together the ranges of each business segment in an effort to determine the low and high range around the consolidated loss reserves.
     Our range for each business segment was determined by utilizing multiple actuarial loss reserving methods along with various assumptions of reporting patterns and expected loss ratios by loss year. The various outcomes of these techniques were combined to determine a reasonable range of required losses and loss expenses reserves.
     Our selection of the actual carried reserves has typically been above the midpoint of the range. We believe that we should be conservative in our reserving practices due to the lengthy reporting patterns and relatively large limits of net liability for any one risk of our direct excess casualty business and of our casualty reinsurance business. Thus, due to this uncertainty regarding estimates for reserve for losses and loss expenses, we have historically carried our consolidated reserve for losses and loss expenses, net of reinsurance recoverable, 4% to 11% above the midpoint of the low and high estimates for the consolidated net loss and loss expenses. These long-tail lines of business include our entire casualty segment, as well as the general casualty, professional liability, facultative casualty and the international casualty components of our reinsurance segment. We believe that relying on the more conservative actuarial indications for these lines of business is prudent for a relatively new company. For a discussion of losses and loss expenses reserve estimates, please see “— Critical Accounting Policies — Reserve for Losses and Loss Expenses” in this Form 10-Q.
Reinsurance Recoverable
     The following table illustrates our reinsurance recoverable as of September 30, 2007 and December 31, 2006:

	Reinsurance Recoverable
	As of	As of
	Sep. 30,	Dec. 31,
	2007	2006
	($ in millions)
Ceded case reserves	$300.6	$303.9
Ceded IBNR reserves	373.8	385.2

Reinsurance recoverable	$674.4	$689.1

     We remain obligated for amounts ceded in the event our reinsurers do not meet their obligations. Accordingly, we have evaluated the reinsurers that are providing reinsurance protection to us and will continue to monitor their credit ratings and financial stability. We generally have the right to terminate our treaty reinsurance contracts at any time, upon prior written notice to the reinsurer, under specified circumstances, including the assignment to the reinsurer by A.M. Best of a financial strength rating of less than “A-.” Approximately 98% of ceded case reserves as of September 30, 2007 were recoverable from reinsurers who had an A.M. Best rating of “A-” or higher.
Liquidity and Capital Resources
General
     As of September 30, 2007, our shareholders’ equity was $2.6 billion, a 17.7% increase compared to $2.2 billion as of December 31, 2006. The increase was a result of net income for the nine-month period ended September 30, 2007 of $346.2 million and appreciation in the market value of our investments, net of deferred taxes, of $56.4 million recorded in shareholders’ equity. The increase from net unrealized gains of $6.5 million as of December 31, 2006 to net unrealized gains of $62.9 million was the result of changes in market interest rates for our fixed-income portfolio.
     Holdings is a holding company and transacts no business of its own. Cash flows to Holdings may comprise dividends, advances and loans from its subsidiary companies.
Restrictions and Specific Requirements
     The jurisdictions in which our insurance subsidiaries are licensed to write business impose regulations requiring companies to maintain or meet various defined statutory ratios, including solvency and liquidity requirements. Some jurisdictions also place restrictions on the declaration and payment of dividends and other distributions.
     Holdings is a holding company, and it is therefore reliant on receiving dividends and other permitted distributions from its subsidiaries to make principal, interest and dividend payments on its senior notes and common shares.
     The payment of dividends from Holdings’ Bermuda domiciled subsidiaries is, under certain circumstances, limited under Bermuda law, which requires these Bermuda subsidiaries of Holdings to maintain certain measures of solvency and liquidity. Holdings’ U.S. domiciled subsidiaries are subject to significant regulatory restrictions limiting their ability to declare and pay dividends. In particular, payments of dividends by Allied World Assurance Company (U.S.) Inc. and Allied World National Assurance Company (formerly known as Newmarket Underwriters Insurance Company) are subject to restrictions on statutory surplus pursuant to Delaware law and New Hampshire law, respectively. Both states require prior regulatory approval of any payment of extraordinary dividends. The inability of the subsidiaries of Holdings to pay dividends and other permitted distributions could have a material adverse effect on its cash requirements and ability to make principal, interest and dividend payments on its senior notes and common shares.

     Holdings’ insurance subsidiary in Bermuda, Allied World Assurance Company, Ltd, is neither licensed nor admitted as an insurer, nor is it accredited as a reinsurer, in any jurisdiction in the United States. As a result, it is required to post collateral security with respect to any reinsurance liabilities it assumes from ceding insurers domiciled in the United States in order for U.S. ceding companies to obtain credit on their U.S. statutory financial statements with respect to insurance liabilities ceded to them. Under applicable statutory provisions, the security arrangements may be in the form of letters of credit, reinsurance trusts maintained by trustees or funds-withheld arrangements where assets are held by the ceding company.
     At this time, Allied World Assurance Company, Ltd uses trust accounts primarily to meet security requirements for inter-company and certain related-party reinsurance transactions. We also have cash and cash equivalents and investments on deposit with various state or government insurance departments or pledged in favor of ceding companies in order to comply with relevant insurance regulations. As of September 30, 2007, total trust account deposits were $740.7 million compared to $697.1 million as of December 31, 2006. In addition, Allied World Assurance Company, Ltd has access to up to $1 billion in letters of credit under secured letter of credit facilities with Citibank Europe plc. and Barclays Bank, PLC. These facilities are used to provide security to reinsureds and are collateralized by us, in an amount at least equal to the value of the letters of credit outstanding at any given time. As of September 30, 2007 and December 31, 2006, there were outstanding letters of credit totaling $827.0 million and $832.3 million, respectively, under the two facilities. Collateral committed to support the letter of credit facilities was $967.9 million as of September 30, 2007 compared to $993.9 million as of December 31, 2006.
     By the end of November 2007, we expect to enter into $800 million 5-year Revolving Credit Facility (the “Facility”) with a syndication of banks.  The Facility will consist of a $400 million Secured Letter of Credit Facility (the “Secured Facility”) and a $400 million Unsecured Revolving Credit Facility (the “Unsecured Facility”).  Both the Secured Facility and the Unsecured Facility have options to increase the capacity of each facility by $200 million, subject to approval of the banks.  The Facility will be used for general corporate purposes and to issue standby letters of credit.
     Security arrangements with ceding insurers may subject our assets to security interests or require that a portion of our assets be pledged to, or otherwise held by, third parties. Both of our letter of credit facilities are fully collateralized by assets held in custodial accounts at The Bank of New York Mellon held for the benefit of Barclays Bank, PLC and Citibank Europe plc. Although the investment income derived from our assets while held in trust accrues to our benefit, the investment of these assets is governed by the terms of the letter of credit facilities or the investment regulations of the state or territory of domicile of the ceding insurer, which may be more restrictive than the investment regulations applicable to us under Bermuda law. The restrictions may result in lower investment yields on these assets, which may adversely affect our profitability.
     We participate in a securities lending program whereby the securities we own that are included in fixed maturity investments available for sale are loaned to third parties, primarily brokerage firms, for a short period of time through a lending agent. We maintain control over the securities we lend and can recall them at any time for any reason. We receive amounts equal to all interest and dividends associated with the loaned securities and receive a fee from the borrower for the temporary use of the securities. Collateral in the form of cash is required initially at a minimum rate of 102% of the market value of the loaned securities and may not decrease below 100% of the market value of the loaned securities before additional collateral is required. We had $783.7 million and $298.3 million in securities on loan as of September 30, 2007 and December 31, 2006, respectively, with collateral held against such loaned securities amounting to $795.5 million and $304.7 million, respectively.
     We believe that restrictions on liquidity resulting from restrictions on the payments of dividends by our subsidiary companies or from assets committed in trust accounts or to collateralize the letter of credit facilities or by our securities lending program will not have a material impact on our ability to carry out our normal business activities, including interest and dividend payments on our senior notes and common shares.
Sources and Uses of Funds
     Our sources of funds primarily consist of premium receipts net of commissions, investment income, net proceeds from the issuance of common shares and senior notes, proceeds from debt financing and proceeds from sales and redemption of investments. Cash is used primarily to pay losses and loss expenses, purchase reinsurance, pay general and administrative expenses and taxes and pay dividends and interest, with the remainder made available to our investment managers for investment in accordance with our investment policy.

     Cash flows from operations for the nine months ended September 30, 2007 were $618.8 million compared to $667.4 million for the nine months ended September 30, 2006. The decrease in cash flows from operations was primarily due to lower net premiums written during the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006, offset by increased investment income.
     Investing cash flows consist primarily of proceeds on the sale of investments and payments for investments acquired. We used $1,120.6 million in net cash for investing activities during the nine months ended September 30, 2007 compared to $1,129.4 million during the nine months ended September 30, 2006. The decrease in cash flows used in investing activities was due to lower cash flows from operations to invest.
     Included in cash flows provided by financing activities for the nine months ended September 30, 2007 were dividends paid of $27.2 million. No dividends were paid during the nine months ended September 30, 2006. During the nine months ended September 30, 2006, we completed our IPO, including the exercise in full by the underwriters of their over-allotment option, and a senior notes offering, which resulted in gross proceeds of $344.1 million and $498.5 million, respectively. We also paid issuance costs of approximately $26.5 million in association with these offerings. We utilized $500.0 million of the net funds received to repay our term loan.
     Over the next two years, we expect to pay approximately $95.6 million in claims related to Hurricanes Katrina, Rita and Wilma and approximately $10.9 million in claims relating to the 2004 hurricanes and typhoons, net of reinsurance recoverable. On November 7, 2007, our board of directors declared a quarterly dividend of $0.18 per share, or approximately $10.9 million in the aggregate, payable on December 20, 2007 to shareholders of record as of December 4, 2007. We expect our operating cash flows, together with our existing capital base, to be sufficient to meet these requirements and to operate our business for the foreseeable future. Our funds are primarily invested in liquid, high-grade fixed income securities. As of September 30, 2007 and December 31, 2006, approximately 99% of our fixed income investments (which included individually held securities and securities held in a high-yield bond fund) consisted of investment grade securities. As of September 30, 2007, net accumulated unrealized gains, net of income taxes, were $62.9 million. As of December 31, 2006, net accumulated unrealized gains, net of income taxes, were $6.5 million. This change reflected both movements in interest rates and the recognition of approximately $37.7 million of realized losses on securities that were considered to be impaired on an other-than-temporary-basis. The maturity distribution of our fixed income portfolio (on a market value basis) as of September 30, 2007 and December 31, 2006 was as follows:

	September 30,	December 31,
	2007	2006
	($ in millions)
Due in one year or less	$402.9	$146.6
Due after one year through five years	2,510.5	2,461.6
Due after five years through ten years	737.4	335.3
Due after ten years	122.3	172.0
Mortgage-backed	2,098.5	1,823.9
Asset-backed	151.0	238.4

Total	$6,022.6	$5,177.8

     We have investments in various hedge funds, the market value of which was $230.0 million as of September 30, 2007. The Goldman Sachs Global Alpha Hedge Fund PLC allows for quarterly liquidity with a 45-day notification period. Distributions with respect to redemptions will be paid in full within 30 days of the date of redemption. The AIG Select Hedge Fund requires at least three business days notice prior to the last day of the month for any redemption of shares of the fund at the end of the following month. The proceeds of a redemption will generally be paid in part within 20 business days after the applicable redemption date, with the balance to be paid within 20 business days following the fund’s year-end audit. We are the sole investor in the Goldman Sachs Multi-Strategy Portfolio VI, Ltd fund, and as such, there is no specific notice period required for liquidity; however, such liquidity is dependent upon any lock-up periods of the underlying funds’ investments. The Goldman Sachs Global Equity Opportunities Fund, PLC allows for monthly liquidity with a 15-day notification period. Distributions with respect to redemptions will be paid in full within 45 days of the date of redemption. The Goldman Sachs Liquidity Partners 2007 Offshore, L.P. allows for liquidity after the term of the partnership, which is generally until December 31, 2010 unless the term of the partnership is extended at the option of the general partner for up to three additional one-year periods. As of September 30, 2007 we invested $15.0 million in this fund and have a total committed amount of $30.0 million.
     We do not believe that inflation has had a material effect on our consolidated results of operations. The potential exists, after a catastrophe loss, for the development of inflationary pressures in a local economy. The effects of inflation are considered implicitly in pricing. Loss reserves are established to recognize likely loss settlements at the date payment is made. Those reserves inherently recognize the effects of inflation. The actual effects of inflation on our results cannot be accurately known, however, until claims are ultimately resolved.
Financial Strength Ratings
     Financial strength ratings and senior unsecured debt ratings represent the opinions of rating agencies on our capacity to meet our obligations. Some of our reinsurance treaties contain special funding and termination clauses that are triggered in the event that we or one of our subsidiaries is downgraded by one of the major rating agencies to levels specified in the treaties, or our capital is significantly reduced. If such an event were to happen, we would be required, in certain instances, to post collateral in the form of letters of credit and/or trust accounts against existing outstanding losses, if any, related to the treaty. In a limited number of instances, the subject treaties could be cancelled retroactively or commuted by the cedent and might affect our ability to write business.
     The following were our financial strength ratings as of November 2, 2007:

A.M. Best	A/stable
Moody’s	A2/stable*
Standard & Poor’s	A-/stable

*	Moody’s financial strength ratings are for the company’s Bermuda and U.S. operating subsidiaries only.
     The following were our senior unsecured debt ratings as of November 2, 2007:

A.M. Best	bbb/stable
Moody’s	Baa1/stable
Standard & Poor’s	BBB/stable
Long-Term Debt
     On July 21, 2006, we issued $500.0 million aggregate principal amount of 7.50% senior notes due August 1, 2016, with interest payable August 1 and February 1 each year, commencing February 1, 2007. We can redeem the senior notes prior to maturity, subject to payment of a “make-whole” premium, however, we currently have no intention of redeeming the notes. The senior notes include certain covenants that include:
•	Limitation on liens on stock of designated subsidiaries;

•	Limitation as to the disposition of stock of designated subsidiaries; and

•	Limitations on mergers, amalgamations, consolidations or sale of assets.
Off-Balance Sheet Arrangements
     As of September 30, 2007, we did not have any off-balance sheet arrangements.
Item 3. Quantitative and Qualitative Disclosures About Market Risk.
     We believe that we are principally exposed to three types of market risk: interest rate risk, credit risk and currency risk.
     The fixed income securities in our investment portfolio are subject to interest rate risk. Any change in interest rates has a direct effect on the market values of fixed income securities. As interest rates rise, the market values fall, and vice versa. We estimate that an immediate adverse parallel shift in the U.S. Treasury yield curve of 200 basis points would cause an aggregate decrease in the market value of our investment portfolio (excluding cash and cash equivalents) of approximately $393.9 million, or 6.2%, on our portfolio valued at approximately $6.3 billion as of September 30, 2007, as set forth in the following table:

	Interest Rate Shift in Basis Points
	-200	-100	-50	0	+50	+100	+200
	($ in millions)
Total market value	$6,728.4	$6,530.6	$6,431.9	$6,333.3	$6,234.8	$6,136.4	$5,939.4
Market value change from base	395.1	197.3	98.6	0	(98.5)	(196.9)	(393.9)
Change in unrealized appreciation/(depreciation)	6.2%	3.1%	1.6%	0.0%	(1.6)%	(3.1)%	(6.2)%
     As a holder of fixed income securities, we also have exposure to credit risk. In an effort to minimize this risk, our investment guidelines have been defined to ensure that the assets held are well diversified and are primarily high-quality securities. As of September 30, 2007, approximately 99% of our fixed income investments (which includes individually held securities and securities held in a high-yield bond fund) consisted of investment grade securities. We were not exposed to any significant concentrations of credit risk.
     As of September 30, 2007, we held $2,098.5 million, or 31.8%, of our aggregate invested assets in mortgage-backed securities. These assets are exposed to prepayment risk, which occurs when holders of individual mortgages increase the frequency with which they prepay the outstanding principal before the maturity date to refinance at a lower interest rate cost. Given the proportion that these securities comprise of the overall portfolio, and the current interest rate environment, prepayment risk is not considered significant at this time. In addition, nearly all our investments in mortgage-backed securities were rated “Aaa” by Moody’s and “AAA” by Standard & Poor’s as of September 30, 2007. Our exposure to sub-prime mortgages was limited to 0.05%, or $3.0 million, of our fixed maturity investments.
     As of September 30, 2007, we have various hedge funds with a cost of $205.6 million and with a market value of $230.0 million. Investments in hedge funds involve certain risks related to, among other things, the illiquid nature of the fund shares, the limited operating history of the fund, as well as risks associated with the strategies employed by the managers of the funds. The funds’ objectives are generally to seek attractive long-term returns with lower volatility by investing in a range of diversified investment strategies. As our reserves and capital continue to build, we may consider additional investments in these or other alternative investments. During the three months ended September 30, 2007, we invested in two new hedge funds. We invested $50.0 million in the Goldman Sachs Global Equity Opportunities Fund, PLC. This fund seeks to achieve attractive total returns through both capital appreciation and current returns in the global equity market. We also invested $15.0 million in the Goldman Sachs Liquidity Partners 2007 Offshore, L.P. with a total commitment amount of $30.0 million. The partnership seeks to achieve attractive total returns through both capital appreciation and current returns from a portfolio of investments in publicly traded and privately held securities and/or derivative instruments primarily in the fixed income market.
     The U.S. dollar is our reporting currency and the functional currency of all of our operating subsidiaries. We enter into insurance and reinsurance contracts where the premiums receivable and losses payable are denominated in currencies other than the U.S. dollar. In addition, we maintain a portion of our investments and liabilities in currencies other than the U.S. dollar, primarily Euro, British Sterling and the Canadian dollar. Assets in non-U.S. currencies are generally converted into U.S. dollars at the time of receipt. When we incur a liability in a non-U.S. currency, we carry such liability on our books in the original currency. These liabilities are converted from the non-U.S. currency to U.S. dollars at the time of payment. As a result, we have an exposure to foreign currency risk resulting from fluctuations in exchange rates.
     As of September 30, 2007, 1.9% of our aggregate invested assets were denominated in currencies other than the U.S. dollar. As of December 31, 2006, 1.6% of our aggregate invested assets were denominated in currencies other than the U.S. dollar. Of our business written in the nine months ended September 30, 2007 and 2006, approximately 14% was written in currencies other than the U.S. dollar. Of our business written in the year ended December 31, 2006, approximately 15% was written in currencies other than the U.S. dollar. With the increasing exposure from our expansion in Europe, we developed a hedging strategy during 2004 in order to minimize the potential loss of value caused by currency fluctuations using foreign currency forward contract derivatives that expire in 90 days.

     Our foreign exchange gains (losses) for the nine months ended September 30, 2007 and 2006 and the year ended December 31, 2006 are set forth in the chart below.

	Nine Months Ended		Year Ended
	September 30,		December 31
	2007	2006	2006
	($ in millions)
Realized exchange gains	$0.6	$1.4	$1.4
Unrealized exchange losses	(0.2)	(0.9)	(2.0)

Foreign exchange gains (losses)	$0.4	$0.5	$(0.6)

Item 4. Controls and Procedures.
     In connection with the preparation of this quarterly report, our management has performed an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)) as of September 30, 2007. Disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by SEC rules and forms and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow for timely decisions regarding required disclosures. Based on their evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of September 30, 2007, our company’s disclosure controls and procedures were effective. We are a non-accelerated filer and will not be subject to the internal control reporting and disclosure requirements of Section 404 of the Sarbanes-Oxley Act of 2002 until our Annual Report on Form 10-K for the fiscal year 2007. As such, we are not required to disclose any material changes in our company’s internal control over financial reporting until we are subject to these requirements, in accordance with the guidance from the Division of Corporation Finance and Office of the Chief Accountant of the SEC contained in Question 9 of the release captioned Frequently Asked Questions (revised October 6, 2004).
PART II
OTHER INFORMATION
Item 1. Legal Proceedings.
     On April 4, 2006, a complaint was filed in the U.S. District Court for the Northern District of Georgia (Atlanta Division) by a group of several corporations and certain of their related entities in an action entitled New Cingular Wireless Headquarters, LLC et al, as plaintiffs, against certain defendants, including Marsh & McLennan Companies, Inc., Marsh Inc. and Aon Corporation, in their capacities as insurance brokers, and 78 insurers, including our insurance subsidiary in Bermuda, Allied World Assurance Company, Ltd.
     The action generally relates to broker defendants’ placement of insurance contracts for plaintiffs with the 78 insurer defendants. Plaintiffs maintain that the defendants used a variety of illegal schemes and practices designed to, among other things, allocate customers, rig bids for insurance products and raise the prices of insurance products paid by the plaintiffs. In addition, plaintiffs allege that the broker defendants steered policyholders’ business to preferred insurer defendants. Plaintiffs claim that as a result of these practices, policyholders either paid more for insurance products or received less beneficial terms than the competitive market would have produced. The eight counts in the complaint allege, among other things, (i) unreasonable restraints of trade and conspiracy in violation of the Sherman Act, (ii) violations of the Racketeer Influenced and Corrupt Organizations Act, or RICO, (iii) that broker defendants breached their fiduciary duties to plaintiffs, (iv) that insurer defendants participated in and induced this alleged breach of fiduciary duty, (v) unjust enrichment, (vi) common law fraud by broker defendants and (vii) statutory and consumer fraud under the laws of certain U.S. states. Plaintiffs seek equitable and legal remedies, including injunctive relief, unquantified consequential and punitive damages, and treble damages under the Sherman Act and RICO. On October 16, 2006, the Judicial Panel on Multidistrict Litigation ordered that the litigation be transferred to the U.S. District Court for the District of New Jersey for inclusion in the coordinated or consolidated pretrial proceedings occurring in that court. Neither Allied World Assurance Company, Ltd nor any of the other defendants have responded to the complaint. Written discovery has begun but has not been completed. As a result of the court granting motions to dismiss in the related putative class action proceeding, prosecution of this case is currently stayed and the court is deciding whether to extend the current stay during the pendency of an appeal filed by the class action plaintiffs with the Third Circuit Court of Appeals. While this matter is in an early stage, it is not possible to predict its outcome, we do not, however, currently believe that the outcome will have a material adverse effect on the company’s operations or financial position.

     We may become involved in various claims and legal proceedings that arise in the normal course of our business, which are not likely to have a material adverse effect on our results of operations.
Item 1A. Risk Factors.
     Our business is subject to a number of risks, including those identified in Item 1A. of Part I of our 2006 Annual Report on Form 10-K filed with the SEC, that could have a material effect on our business, results of operations, financial condition and/or liquidity and that could cause our operating results to vary significantly from period to period. The risks described in our Annual Report on Form 10-K are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also could have a material effect on our business, results of operations, financial condition and/or liquidity.
Item 2. Unregistered Sale of Equity Securities and Use of Proceeds.
     None.
Item 3. Defaults Upon Senior Securities.
     None.
Item 4. Submission of Matters to a Vote of Security Holders.
     None.
Item 5. Other Information.
     None.
Item 6. Exhibits.

Exhibit
Number	Description
10.1†	Amended and Restated Contract of Employment by and between Allied World Assurance Company (Europe) Limited and John Redmond.

31.1	Certification by Chief Executive Officer, as required by Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification by Chief Financial Officer, as required by Section 302 of the Sarbanes-Oxley Act of 2002.

32.1*	Certification by Chief Executive Officer, as required by Section 906 of the Sarbanes-Oxley Act of 2002.

32.2*	Certification by Chief Financial Officer, as required by Section 906 of the Sarbanes-Oxley Act of 2002.

†	Management contract or compensatory plan, contract or arrangement.

*	These certifications are being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, chapter 63 of title 18 United States Code) and are not being filed as part of this report.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

Dated: November 9, 2007	/s/ Scott A. Carmilani

	Name:	Scott A. Carmilani
	Title:	President and Chief Executive Officer

Dated: November 9, 2007	/s/ Joan H. Dillard

	Name:	Joan H. Dillard
	Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number	Description
10.1†	Amended and Restated Contract of Employment by and between Allied World Assurance Company (Europe) Limited and John Redmond.

31.1	Certification by Chief Executive Officer, as required by Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification by Chief Financial Officer, as required by Section 302 of the Sarbanes-Oxley Act of 2002.

32.1*	Certification by Chief Executive Officer, as required by Section 906 of the Sarbanes-Oxley Act of 2002.

32.2*	Certification by Chief Financial Officer, as required by Section 906 of the Sarbanes-Oxley Act of 2002.

†	Management contract or compensatory plan, contract or arrangement.

*	These certifications are being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, chapter 63 of title 18 United States Code) and are not being filed as part of this report.

Exhibit 10.1
AMENDED AND RESTATED
CONTRACT OF EMPLOYMENT
BETWEEN:
(1)	Allied World Assurance Company (Europe) Limited registered as an overseas company at 3rd Floor, 22 Billiter Street, London EC3M 2SS, United Kingdom (the “Company"); and

(2)	Mr John Redmond, 22 The Paddocks, Weybridge, Surrey KT13 9RL.
This Contract of Employment (the “Agreement”) sets out the terms and conditions of your employment with the Company at 1 August 2007. From the date hereof, the following terms and conditions of permanent employment shall supersede any prior terms and conditions of permanent employment between you and Allied World Assurance Company (Europe) Limited and Allied World Assurance Company Holdings, Ltd or any of its subsidiaries; it is the only legally binding agreement between the parties relating to your employment by the Company or any Group Company (as defined below).
1.	Definitions and Interpretation

1.1	In this Agreement the following expressions shall, save as where the contrary is expressly provided, have the following meanings:-
1.1.1	“Garden Leave” means where you, during the Notice Period and for no longer than the Notice Period, are not required by the Company to attend your normal place of work or to perform any of your duties of employment pursuant to this Agreement. However, the Company may at its discretion require you to perform certain of your duties or specific projects or tasks (provided that such duties, projects or tasks are consistent with your status) at your normal place of work or as otherwise specified by the Company;

1.1.2	“Property” means all materials, records and other information (including, without limitation, in written, oral, visual or electronic form or on any magnetic or optical disk or memory and wherever located) made, compiled or acquired by you during your employment with the Company and relating to the Company or any Group Company, any keys, credit cards, blackberry, laptop and any other property of the Company or any Group Company, which is in your possession, custody, care or control;

1.1.3	“Sum in Lieu of Notice” means
(a)	an amount equal to:-
(i)	the basic salary (as at the date of termination), which you would have been entitled to receive under this Agreement during the Notice Period (or, if notice has already been given, during the remainder of the Notice Period);

(ii)	any unpaid annual bonus in respect of any completed fiscal year, which has ended prior to the date upon which notice pursuant to clause 2.2 is first given; and

(iii)	an amount equal to the highest annual bonus paid or payable in the two immediately prior fiscal years,

less deductions for income tax and social insurance contributions,
(b)	the provision of coverage equivalent to that provided pursuant to the Company’s health and other insurance plans or the cash value of such coverage for a period equal to the Notice Period, which you would have been entitled to receive during the Notice Period;

(c)	the entitlement to vesting, as of the date of termination, in the number of equity-based awards, if any, which would otherwise have vested during the Notice Period (without regard to any subsequent vesting events, if any); and

(d)	payment of any reasonable unpaid or un-reimbursed expenses, which are in compliance with Company policy.
1.2	In this Agreement, “Group Company” shall mean any undertaking (other than the Company) which from time to time is the Company’s subsidiary or its ultimate holding company or is a subsidiary of the Company’s ultimate holding company. The words “subsidiary” and “holding company” shall have the meanings attributed to them by the Companies Act 1985, as amended, and “ultimate holding company” shall mean a holding company which is not also a subsidiary.

2.	Commencement and Continuous Employment

2.1	Your start date with the Company was the 2nd July 2002 (the “Commencement Date").

2.2	Your employment with the Company shall continue (subject to the provisions of this Agreement) until terminated by either party giving to the other not less than twelve (12) months’ notice in writing (the “Notice Period”).

2.3	Except as otherwise provided in clause 2.1 above, no employment with a previous employer counts as part of your period of continuous employment with the Company and therefore your continuous employment begins on the Commencement Date.

3.	Job Title & Duties

3.1	You shall be employed as the President of Allied World Assurance Company (Reinsurance) Limited and Allied World Assurance Company (Europe) Limited or in such other capacity of a like status on the terms set out in this Agreement.

3.2	You shall carry out your duties in a proper, loyal and efficient manner and use your best endeavours to promote the interests and reputation of the Company and any Group Company. You shall carry out your duties in a competent manner.

3.3	The Company reserves the right to require you to perform other duties consistent with your position, including, if so required, acting as a director of the Company or any Group Company.

3.4	You shall at all times keep the Board of Directors of the Company (the “Board”) promptly and fully informed (in writing if so requested) of your conduct of the business or affairs of the Company and any Group Company and provide such explanations of your conduct as the Board may require.

4.	Location

Your normal place of work is 3rd Floor, 22 Billiter Street, London, EC3M 2SS or such other location in the United Kingdom as may be required by the Company. The Company may from time to time require you to undertake any travel as may be necessary for the proper performance of your duties.

5.	Working on Behalf of Other Group Companies

As part of this Agreement the Company may require you to perform your duties on behalf of other Group Companies without any entitlement to additional remuneration.

6.	Changes to Your Terms of Employment

6.1	The Company reserves the right to make changes to your terms and conditions of employment.

6.2	You will be notified of minor changes by way of notice to all employees and any such changes will take effect from the date of notice.

6.3	You will be given not less than one month’s notice of any significant changes to your terms and conditions of employment. Such changes will take effect within one month of such notice.

7.	Salary

7.1	Your salary is £185,376 per annum payable monthly in arrears on the 25th day of each month. Payment of salary for an incomplete monthly period of service is calculated on the basis of annual salary divided by 260 (the total number of working days in a calendar year) and multiplied by the number of actual days worked in the period.

7.2	You will receive no additional payment for any overtime worked.
7.3	(a)	You will be eligible for a discretionary annual bonus which will be approved by the Company, and will be based on individual and Company performance.

	(b)	You will not be eligible to receive any annual bonus where this Agreement is terminated pursuant to clause 16 or 17.

(c)	The Company reserves the right to change the nature of the bonus, the timing and amount of payment and the method of calculation. The Company reserves the right to discontinue the bonus scheme at any time without notice.
7.4	Your salary will be reviewed annually.

7.5	You shall not be entitled to any fees in respect of your directorship of the Company or any Group Company.

8.	Hours of Work

Your normal hours of work are 9:30 a.m. to 5:30 p.m. Monday to Friday with a lunch break of one hour, which should start between 1:00 p.m. and 2:00 p.m. (for example, 1:30 p.m. to 2:30 p.m.). You may be required to work outside these hours in the course of performing your duties without further remuneration. The Company reserves the right to vary your normal working hours upon reasonable notice to you.

9.	Holidays

9.1	Your leave entitlement is 27 working days on full pay in addition to the usual public holidays in England and Wales.

9.2	The holiday year runs from 1 January to 31 December. Holiday request forms must be completed, approved by your manager and returned to Human Resources. Leave entitlement (to a maximum of five days) may only be carried forward to a subsequent year on an exceptional basis and with the approval of your manager. Any leave not taken in the calendar year (or permitted carry forward period) will be lost.

9.3	In the first year of employment, leave will be on a pro-rata basis to 31 December of the year of joining.

9.4	In the year of termination, holiday entitlement will be pro-rated. The Company may require you to take any outstanding holiday entitlement in any calendar year during any Notice Period.

9.5	In the event of termination, you shall either be entitled to salary in lieu of any outstanding pro-rata holiday entitlement or be required to repay to the Company any salary received in respect of holiday taken in excess of your pro-rata holiday entitlement. Such payment will be calculated on the basis of 1/260th of your annual salary for each day of outstanding or excess holiday entitlement, as appropriate. Where your employment is terminated pursuant to clause 16, you will only be entitled to such sum as the Company may in its absolute discretion decide in lieu of holiday not taken at the date your employment terminates.

10.	Sickness Absence

10.1	If you are absent from work because of sickness or injury you must:
10.1.1	notify your manager or Human Resources before 10.00 a.m. on the first morning of absence and inform the Company of your expected date of return;

10.1.2	complete and return to the Company a self-certification form in respect of the first seven days (including weekends) of any sickness absence; and

10.1.3	provide the Company with a medical certificate from your GP or other registered medical practitioner for periods of sickness absence over seven days (including weekends) and with medical certificates for each subsequent week of sickness absence. The Company may, in certain circumstances, require a certificate from your GP for periods of sickness of less than 7 days’ duration. You will be notified if this is required, and, in this case, any fee charged by your GP will be reimbursed by the Company.
11.	Medical Reports and Pay During Sickness

11.1	The Company may, at any time require you to undergo a medical examination at the Company’s expense by a medical practitioner nominated by the Company, the results of which will be disclosed to the Company.

11.2	Provided you have complied with the procedures referred to in clause 11, you will be entitled to be paid your full pay for periods of sickness absence of not more than six months (whether consecutive or not) in any period of 12 consecutive months. Thereafter you may be paid at the discretion of the Company. Payments of sick pay will be reduced by any state sickness benefit you may be entitled to receive and any payments that you receive under clause 12.4.

11.3	During any prolonged period of sickness absence the Company shall be entitled at any time to appoint a further employee to carry out your duties.

12.	Benefits

12.1	Pension

Membership of a Defined Contribution Pension Plan (the “Pension Plan") is available to all employees who have completed six months’ service with the Company and is subject to a minimum age of 18. Membership is subject to the rules of the Pension Plan and the Inland Revenue limits from time to time. Details of the Pension Plan are available from Human Resources.

12.2	Life Insurance

The Company shall pay premiums to a life assurance scheme selected by the Company and approved by the Inland Revenue save that the Company shall not be bound to pay such premiums to the extent that, and for as long as, in the opinion of the Company, life assurance at appropriate levels cannot reasonably be obtained for you at normal rates of premium for your age and sex.

12.3	Private Medical Health Insurance

The Company shall pay premiums to a private medical healthcare scheme (BUPA) in respect of all employees who have completed their probationary period, and in respect of their spouses and dependent children up to the age of 18. This benefit is subject to the rules of the scheme from time to time in force.

12.4	Permanent Health Insurance
12.4.1	The Company will pay premiums to a prolonged disability scheme. Eligibility and cover provided is subject to any restrictions imposed by the provider of the scheme. Subject to the rules of the scheme from time to time in force, benefits are payable after a period of 26 weeks’ continuous absence from work.

12.4.2	Your entitlement to receive sick pay will cease if you become eligible to receive benefits under the prolonged disability scheme or any other such scheme in respect of which the Company or any Group Company pays or has paid premiums on your behalf. In this case, the Company shall have no further obligations to you in relation to sick pay.
12.5	Tax Preparation

During your term of employment, you shall also be entitled to reimbursement for tax preparation advice and planning, such reimbursement not to exceed £5,000 per year.

13.	“Key-Man” Insurance

At any time during your term of employment, the Company shall have the right to insure your life for the sole benefit of the Company, in such amounts, and with such terms, as it may determine. All premiums payable thereon shall be the obligation of the Company. You shall have no interest in any such policy, but you agree to reasonably cooperate with the Company in taking out such insurance by submitting to physical examinations, supplying all information reasonably required by the insurance company, and executing all necessary documents, provided that no financial obligation or liability is imposed on you by any such documents.

14.	Termination

14.1	You or the Company may, at any time, terminate this Agreement by giving notice in accordance with clause 2.2.

14.2	Once either party has given notice to the other to terminate this Agreement, the Company may at any time notify you that it has decided to place you on Garden Leave. During any period of Garden Leave the Company shall be under no obligation to provide any work or vest any powers in you and any accrued but unused holiday entitlement shall be deemed to be taken during any period of Garden Leave. For the avoidance of doubt you shall not be entitled to perform your duties or any services for or on behalf of the Company or any Group Company. During any period of Garden Leave you shall:-

14.2.1	continue to be paid your salary and all other contractual benefits in the usual way and subject to the terms of any benefit arrangements;

14.2.2	be paid:-
(a)	any unpaid annual bonus in respect of any completed fiscal year, which has ended prior to the date upon which notice pursuant to clause 2.2 is first given; and

(b)	an amount equal to the highest annual bonus paid or payable in the two immediately prior fiscal years,
14.2.3	remain an employee of the Company bound by the terms of this Agreement;

14.2.4	immediately resign, save as where the Company requests otherwise, from any office or directorship that you hold or hold on behalf of the Company or any Group Company;

14.2.5	not, without the prior written consent of the Company, attend your place of work or any other premises of the Company or any Group Company;

14.2.6	not, without the prior written consent of the Company, contact or deal with (or attempt to deal with) any director, officer, employee, consultant, client, customer, supplier, agent, shareholder, advisor or other business contact of the Company or any Group Company, and

14.2.7	(except during any periods taken as holiday in the usual way) ensure that the Company knows where you will be and how you can be contacted during each working day and you shall comply with any written (including electronic mail) requests to contact a specified employee of the Company at specified intervals.
14.3	On termination of this Agreement (or at the discretion of the Company where the Company has exercised its rights under clause 14.2), you will immediately return all Property in good condition and order and you shall irretrievably delete any information relating to the business of the Company or any Group Company stored on any magnetic or optical disk or memory and all matter derived from such sources, which is in your possession, custody, care or control outside the premises of the Company.

14.4	Should the Company exercise its right under clause 14.2, during any such period the Board shall be entitled at any time to appoint a further executive, director or employee having similar responsibilities to you to act jointly with you in order to ensure the smooth transition of your duties. Should the Board do this, you will perform your duties in a manner consistent with that appointment.

14.5	On termination of this Agreement, you shall promptly resign from the Board and the boards of any Group Company of which you are director.

14.6	Upon the execution of this Agreement, you shall appoint the Company as your attorney by executing a Power of Attorney in the form set out in Schedule 1.

15.	Payment in Lieu of Notice

15.1	Notwithstanding clause 14, the Company may, in its sole and absolute discretion, terminate your employment at any time and with immediate effect and the Company may pay a Sum in Lieu of Notice.

15.2	The Company may pay any such sums (due pursuant to this clause 15) in equal monthly installments until the date on which the Notice Period would have expired.

16.	Summary Termination

16.1	The Company will be entitled to terminate your employment immediately without any payment by way of compensation, damages, payment in lieu of notice or otherwise if you have:
(i)	committed any serious breach or repeated or continued breach (after warning) any material or persistent breach of your obligations under this Agreement;

(ii)	engaged in conduct which, in the reasonable opinion of the Company, tends to bring yourself, the Company or any Group Company into disrepute;

(iii)	failed to perform your duties to a satisfactory standard after having received a written warning from the Company relating to the same;

(iv)	convicted of any criminal or civil acts prejudicial to the Company whether or not committed in the course of your employment; or

(v)	been disqualified from holding office in the Company or any other company under the Insolvency Act 1986 or the Company Directors Disqualification Act 1986.
Please note that this list is not exhaustive.

16.2	Any delay by the Company in exercising such right of termination shall not constitute a waiver thereof.

17.	Disciplinary and Grievance Procedure

17.1	Any disciplinary or dismissal matters affecting you will be dealt with by your manager. There are no specific disciplinary or dismissal rules affecting you, save for the statutory disciplinary and dismissal procedure under the Employment Act 2002 and the Employment Act 2002 (Dispute Resolution) Regulations 2004 (the “Statutory Disciplinary Procedure”). A copy of the Statutory Disciplinary Procedure is available from Human Resources. The Statutory Disciplinary Procedure does not form part of your terms and conditions of employment. Should you wish to appeal against any disciplinary or dismissal decision you should submit your appeal in writing to your manager whose decision on such appeal shall be final.

17.2	If you wish to seek redress for any grievance relating to your employment, you should first discuss the matter with your manager or Human Resources. If the matter is not then settled, you should submit your grievance to the Board in writing whose decision on such grievance shall be final. The statutory grievance procedure under the Employment Act 2002 and the Employment Act 2002 (Dispute Resolution) Regulations 2004 (the “Statutory Grievance Procedure”) apply to you. A copy of the Statutory Grievance Procedure does not form part of your terms and conditions of employment.

17.3	In order to investigate a complaint against you, the Company reserves the right to suspend you on full pay and to exclude you from any premises of the Company and/or any Group Company for so long as it deems necessary to carry out a proper investigation and to hold any appropriate disciplinary hearings.

18.	Confidentiality

18.1	You acknowledge that during your employment you will, in the performance of your duties, become aware of trade secrets and other confidential information relating to the Company, any Group Companies, their businesses and its and their past, current and prospective clients or customers and their businesses.

18.2	It is a fundamental term of your employment that you will not, during your employment or at any time after it terminates, disclose or communicate to any person or persons or make use (other than in the proper performance of your duties under this Agreement) and shall use your best endeavours to prevent any disclosure, communication or use by any other person of trade secrets and other confidential information.

18.3	Disclosure of any such confidential information should only be made with the express prior written consent of the Company or where such disclosure is required by law.

18.4	Nothing in this clause shall prevent you from using your generic skills learned while employed by the Company.

19.	Post Termination Restrictions

19.1	You shall not, without the prior written consent of the Company, at any time during the period of six months (6 months) starting with the date your employment terminates (the “Termination Date”) directly or indirectly solicit away, endeavour to solicit away, entice or endeavour to entice away, or employ, engage or endeavour to employ or engage any person who has at any time during the eighteen (18) months preceding the Termination Date been employed and continues to be employed by the Company or any Group Company.

19.2	You agree that the foregoing restriction is reasonable and necessary to protect the legitimate business and operational interests of the Company and any Group Company, including, but not limited to, the maintenance of a stable workforce by the Company and any Group Company.

20.	Collective Agreements

There are no collective agreements affecting your terms and conditions of employment.

21.	Data Protection

By signing this Agreement, you consent to:

21.1	the Company and any other Group Company holding and processing, both electronically and manually, the data it collects in relation to you, in the course of your employment, for general business purposes including for the purposes of administration and management of the employees and the business of the Company and the Group Companies and for compliance with applicable procedures, laws and regulations; and

21.2	the transfer, storage and processing by the Company or any Group Company (or their agent) of such data outside the European Economic Area, in particular to and in Bermuda, Dublin and any other country in which the Company or any Group Company (or their agent) has offices.

22.	Deductions

22.1	You shall pay to the Company or any Group Company any sums owing by you to the Company or any Group Company upon demand by the Company or any Group Company at any time (whether during your employment or after the termination of your employment with the Company).

22.2	You shall indemnify the Company for itself and on behalf of any Group Company in relation to any income tax and employees’ national insurance contributions not already deducted from your remuneration and any penalties, fines, charges, and costs thereon for which the Company or any Group Company has an obligation at any time to account (whether during your employment or after the termination of your employment with the Company) in relation to you.

22.3	You consent to the deduction from your wages or from any other sums owed to you by the Company or any Group Company (including any bonus owed under clause 7.3) of any sums owing by you to the Company or any Group Company at any time.

22.4	This clause is without prejudice to the rights of the Company to recover any sums or balance of sums owing by you to the Company by legal proceedings.

23.	Intellectual Property Rights

23.1	To the extent permitted by law, all intellectual property rights which arise during your period of employment with the Company and by virtue of your activities in the course of your employment shall belong to the Company absolutely. These shall include (without limitation) copyright, trade marks, patents and other rights in inventions, trade and business names, design rights and registered designs, rights in know-how and rights in databases and in each case whether registered or unregistered which may from time to time subsist in any part of the world and all applications for the grant of the foregoing.

23.2	You shall, at the request and expense of the Company, execute such documents and do such things as may reasonably be required to obtain, defend and enforce the Company’s interest in any intellectual property rights mentioned above.

23.3	Where any intellectual property rights falling within the scope of this clause have been created jointly by you and any other person or persons, you shall, without prejudice to your obligations under this clause, use your best endeavours to procure that the other person or persons assign(s) to the Company his or their interest in such rights.

23.4	You shall immediately on the termination of your employment (or if the Company exercises its rights under clause 14.2, unless the Company expressly provides otherwise) deliver to Human Resources or such person as the Company may nominate in writing all materials in your possession or control relating to any intellectual property rights belonging to the Company or any Group Company (including rights falling within the scope of this Clause which have not yet formally vested in the Company) which shall include (without limitation) all reports, studies, data, drawings, diagrams, charts, designs, records and computer software on whatever media together with all drafts and working papers relating to such materials.

24.	Notices

Any notice to be given under this Agreement shall be in writing. Notices may be served by either party by personal service or by recorded delivery or by first-class post addressed to the other party or by leaving such notice at (in the case of the Company) its registered office for the time being and (in the case of the employee) his last known address and any notice given shall be deemed to have been served at the time at which the notice was personally served or if sent by recorded delivery at the time of delivery as recorded or if sent by first-class post on the second working day after posting or in the case of being left as appropriate at the registered office or last known address, the date on which it was so left.

25.	General

25.1	Any Group Company may enforce and take the benefit of those clauses of this Agreement in which reference is expressly made to such Group Companies, subject to the provisions of the Contracts (Rights of Third Parties) Act 1999. No consent of any such Group Company will be required for the variation or rescission of this Agreement. Except as provided in this clause, a person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement but this does not affect any right or remedy of a third party which exists or is available apart from that Act.

25.2	No failure or delay by the Company in exercising any remedy, right, power or privilege under or in relation to this Agreement shall operate as a waiver of the same nor shall any single or partial exercise of any remedy, right, power or privilege preclude any further exercise of the same or the exercise of any other remedy, right, power or privilege.

25.3	No waiver by the Company of any of the requirements of this Agreement or of any of its rights under this Agreement shall have effect unless given in writing and signed by the Company. No waiver of any particular breach of the provisions of this Agreement shall operate as a waiver of any repetition of that breach.

25.4	If any provision of this Agreement shall be, or become, void or unenforceable for any reason within any jurisdiction, this shall affect neither the validity of that provision within any other jurisdiction nor any of the remaining provisions of this Agreement.

25.5	You represent to the Company that you are entitled to enter into this Agreement and that by so doing you are not in breach of any obligation (contractual or otherwise) to any third party which would entitle that third party to damages or any other remedy at law.

26.	Governing Law/Jurisdiction

This Agreement shall be interpreted and construed in accordance with the laws of England without regard to conflicts of law provisions.

By: /s/ Scott Carmilani
Name: Scott Carmilani
Title: Director
for Allied World Assurance (Europe) Limited as of 1 August 2007.
ENDORSEMENT:
I acknowledge receipt of my Contract of Employment with Allied World Assurance (Europe) Limited dated as of 1 August 2007 of which this is a copy and I agree to abide by the terms and conditions of my employment set out in this Agreement.
By: /s/ John Redmond
Name: John Redmond
If the foregoing terms and conditions are acceptable to you, please sign both copies and return a duplicate marked Private & Confidential to Aideen Quinn. Please retain a copy for your own records.

Exhibit 31.1
CERTIFICATION
I, Scott A. Carmilani, certify that:
1.	I have reviewed this quarterly report on Form 10-Q of Allied World Assurance Company Holdings, Ltd;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:
(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	[Omitted in accordance with the guidance of SEC Release No. 33-8238];

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):
(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated: November 9, 2007	/s/ Scott A. Carmilani
Name: Scott A. Carmilani Title: President and Chief Executive Officer

Exhibit 31.2
CERTIFICATION
I, Joan H. Dillard, certify that:
1.	I have reviewed this quarterly report on Form 10-Q of Allied World Assurance Company Holdings, Ltd;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4.   The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:
(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	[Omitted in accordance with the guidance of SEC Release No. 33-8238];

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):
(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated: November 9, 2007	/s/ Joan H. Dillard
Name: Joan H. Dillard Title: Senior Vice President and Chief Financial Officer